Exhibit 99.3

BRIACELL THERAPEUTICS CORP.

Annual Information Form

FOR THE YEAR ENDED JULY 31, 2021

DATED AS OF OCTOBER 28, 2021

ANNUAL INFORMATION FORM

In this annual information form (“AIF”), unless otherwise noted or the context indicates otherwise, the “Company”, “BriaCell”, “we”, “us” and “our” refers to BriaCell Therapeutics Corp. or its subsidiaries. All financial information in this AIF is prepared in US dollars and using International Financial Reporting Standards. The information contained herein is dated as of October 28, 2021 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains certain statements which contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (each, a “forward-looking statement”). No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. Forward-looking information is by its nature prospective and requires the Company to make certain assumptions and is subject to inherent risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “capable”, “budget”, “pro forma” and similar expressions are intended to identify forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this AIF and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking statements within this document are based on information currently available and what management believes are reasonable assumptions. Those assumptions include but are not limited to assumptions on: (i) the Company’s ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial, market, regulatory and political conditions in which the Company operates; (iii) consumer interest in the Company’s products; (iv) competition; (v) anticipated and unanticipated costs; (vi) government regulation of the Company’s activities and products; (vii) timely receipt of any required regulatory approvals; (viii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; and (ix) the Company’s development plans and the timeframe for completion of such plans. Forward-looking statements speak only as of the date of this AIF. In addition, this AIF may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by us.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements in this AIF, including, but not limited to, the following material factors:

●	a history of operating losses;

●	early stages of development;

●	lack of supporting clinical data;

●	unproven market;

●	ability to manage growth;

●	reliance on third parties;

●	pre-clinical studies and initial clinical trials are not necessarily predictive of future results;

●	raw materials and product supply;

●	the need for additional capital and access to capital markets;

●	dependence on key personnel;

●	unsuccessful acquisitions;

●	data security breaches;

●	ability to continue as a going concern;

●	manufacturing, pharmaceutical development, marketing capability, and commercialization;

●	litigation related to product liability;

●	business disruptions due to Covid-19;

●	developing, maintaining and protecting proprietary technologies;

●	intellectual property and litigation to protect it;

●	competition;

●	governmental regulation;

●	operation in foreign jurisdictions;

●	volatility in price and liquidity of the Company’s securities;

●	dilution;

●	difficulty in raising future capital;

●	the Company’s status as an Emerging Growth Company and a Foreign Private Issuer;

●	concentrated voting control;

●	becoming classified as a passive foreign investment company;

●	additional financings;

●	adverse reports by business analysts;

●	legislation delaying or preventing a change in control; and

●	difficulty enforcing civil liabilities.

Such factors are discussed in more detail under the heading “Risk Factors” in this AIF. New factors emerge from time to time, and it is not possible for management to predict all of those factors or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements contained in this AIF are expressly qualified by the foregoing cautionary statements and are made as of the date of this AIF. Except as may be required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statement to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this AIF including the summary hereof. Terms and abbreviations used in the financial statements of the Company and in the appendices to this AIF are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“Affordable Care Act” has the meaning ascribed thereto under the heading “Risk Factors”.

“AIF” has the meaning ascribed thereto under the heading “Annual Information Form”.

“BCBCA” has the meaning ascribed thereto under the heading “Corporate Structure”.

“Board” means the board of directors of BriaCell.

“BriaCell” has the meaning ascribed thereto under the heading “Annual Information Form”.

“Bria-IMT™ ” has the meaning ascribed thereto under the heading “Description of the Business”.

“BTC” has the meaning ascribed thereto under the heading “Corporate Structure”.

“CAGR” has the meaning ascribed thereto under the heading “Description of the Business”.

“CEBA Loan” has the meaning ascribed thereto under the heading “General Development of the Business”.

“CEO” means chief executive officer.

“CFO” means chief financial officer.

“Code” has the meaning ascribed thereto in “Code of Conduct and Business Ethics”.

“Convertible Notes” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Common Shares” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Company” has the meaning ascribed thereto under the heading “Annual Information Form”.

“Compensation Warrants” has the meaning ascribed thereto under the heading “General Development of the Business”.

“CRADA” has the meaning ascribed thereto under the heading “Description of the Business”.

“Debenture” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Default Penalty” has the meaning ascribed thereto under the heading “General Development of the Business”.

“DTH” has the meaning ascribed thereto under the heading “Description of the Business”.

“EU” means the European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual.

“FDA” means the United States Food and Drug Administration.

“forward-looking statement” has meaning ascribed thereto under the heading “Forward-Looking Statements”.

“FWT” has the meaning ascribed thereto under the heading “Description of the Business”.

“GM-CSF” means granulocyte/macrophage-colony stimulating factor.

“HIPAA” has the meaning ascribed thereto under the heading “Risk Factors”.

“HITECH” has the meaning ascribed thereto under the heading “Risk Factors”.

“HLA” means human leukocyte antigen.

“IDO” has the meaning ascribed thereto under the heading “Description of the Business”.

“IND” means Investigational New Drug.

“JOBS Act” has the meaning ascribed thereto under the heading “Risk Factors”.

“KBI” has the meaning ascribed thereto under the heading “Description of the Business”.

“KBI Services” has the meaning ascribed thereto under the heading “Description of the Business”.

“License Agreements” has the meaning ascribed thereto under the heading “Description of the Business”.

“MAA” has the meaning ascribed thereto under the heading “Description of the Business”.

“MBC” has the meaning ascribed thereto under the heading “Description of the Business”.

“Nasdaq” has the meaning ascribed thereto under the heading “Corporate Structure”.

“NCE” has the meaning ascribed thereto under the heading “Risk Factors”.

“NCI” has the meaning ascribed thereto under the heading “Description of the Business”.

“NDA” has the meaning ascribed thereto under the heading “Risk Factors”.

“NICL” has the meaning ascribed thereto under the heading “Description of the Business”.

“OS” has the meaning ascribed thereto under the heading “Description of the Business”.

“PCT” has the meaning ascribed thereto under the heading “Description of the Business”.

“PFIC” has the meaning ascribed thereto under the heading “Risk Factors”.

“PFS” has the meaning ascribed thereto under the heading “Description of the Business”.

“PKCδ” has the meaning ascribed thereto under the heading “Corporate Structure”.

“PKCδ Patents” has the meaning ascribed thereto under the heading “Description of the Business”.

“PKCδ Products” has the meaning ascribed thereto under the heading “Description of the Business”.

“Plan” has the meaning ascribed thereto under the heading “Description of Securities”.

“Pre-Funded Warrants” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Prepayment Penalty” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Principal Amount” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Program” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Promoter” means a promoter as prescribed by applicable securities laws.

“Public Offering” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Public Offering Units” has the meaning ascribed thereto under the heading “General Development of the Business”.

“RECIST” means response evaluation criteria in solid tumours.

“SAEs” has the meaning ascribed thereto under the heading “Description of the Business”.

“Sapientia” has the meaning ascribed thereto under the heading “Corporate Structure”.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, having a website address at www.sedar.com.

“September 2019 Offering” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Share Exchange Agreement” has the meaning ascribed thereto under the heading “Corporate Structure”.

“Short Term Loans” has the meaning ascribed thereto under the heading “General Development of the Business”.

“shrinkage” has the meaning ascribed thereto under the heading “Description of the Business”.

“Transaction” has the meaning ascribed thereto under the heading “Description of the Business”.

“TSXV” has the meaning ascribed thereto under the heading “Corporate Structure”.

“UC Davis” has the meaning ascribed thereto under the heading “Description of the Business”.

“U.S.” means the United States of America.

“Unit” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Unit Broker” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Unit Warrants” has the meaning ascribed thereto under the heading “General Development of the Business”.

“Unit Warrant Share” has the meaning ascribed thereto under the heading “General Development of the Business”.

“USPTO” has the meaning ascribed thereto under the heading “Description of the Business”.

“Warrants” has the meaning ascribed thereto under the heading “General Development of the Business”.

“we, us and our” have the meanings ascribed thereto under the heading “Annual Information Form”.

CORPORATE STRUCTURE

BriaCell Therapeutics Corp. was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on July 26, 2006 as Ansell Capital Corp. The Company’s Common Shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “BCT”, and the Common Shares and Warrants of the Company are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “BCTX” and “BCTXW”, respectively, and on the Frankfurt Stock Exchange under the symbol “8BTA”. The Company is developing a new therapy for advanced breast cancer. The address for the Company’s headquarters is Suite 300 – 235 15th Street, West Vancouver, British Columbia, V7T 2X1. The Company’s corporate offices in the United States are located at 180 Varick Street, 6th Floor New York, NY 10014. The Company’s two wholly owned subsidiaries BriaCell Therapeutics Corp., a Delaware corporation (“BTC”) and Sapientia Pharmaceuticals Inc., a Delaware corporation (“Sapientia”), were formed on April 3, 2014 and September 20, 2012, respectively. The Company’s registered agent in the United States is Paracorp Incorporated located at 2804 Gateway Oaks Drive #100, Sacramento, CA 95833.

On July 24, 2017, the Company entered into a definitive share exchange agreement (the “Share Exchange Agreement”) between BTC, Sapientia and all the shareholders of Sapientia. Sapientia is a biotechnology company based in Havertown, Pennsylvania, that is developing novel targeted therapeutics for multiple indications including several cancers and fibrotic diseases. Pursuant to the terms of the Share Exchange Agreement, BTC acquired from the Sapientia shareholders all of the issued and outstanding shares in the capital of Sapientia. As consideration, the Sapientia shareholders, received an aggregate of 8,333 common shares in the capital of BriaCell on a pro-rata basis, which were issued on September 5, 2017. As part of the share exchange, BriaCell acquired all rights, including composition of matter patents, and preclinical study data to a novel therapeutic technology platform, known as protein kinase C delta (“PKCδ”) inhibitors, which represents a unique, highly-targeted approach to treat cancer and to boost the immune system. The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly by the Company and the jurisdiction of incorporation, continuance or formation of the Company’s subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Conversion of Certain Convertible Notes

During the year ended July 31, 2019, 22,488 Common Shares were issued at $24.42 per share in respect of the partial conversion of certain convertible notes (the “Convertible Notes”). Upon exercise of the Convertible Notes, noteholders received 22,488 warrants of the Company (“Warrants”) with an exercise price of $34.19, expiring within three years. On April 23, 2019, the Company revised the exercise price of these Warrants from $34.19 to $29.03, and all future Warrants to be issued in respect of the conversion of the balance of the Convertible Notes.

Repayment of Convertible Notes

On September 10, 2019, the Convertible Notes were repaid in the total amount of $362,819.

Issuance of a Convertible Debenture

On November 17, 2020, BriaCell announced the completion of a brokered private placement of an unsecured convertible debenture unit of BriaCell (the “Unit”) to a single subscriber, purchased at a price of $305,250, less an original discount of approximately 29.33%, for aggregate gross proceeds of $215,710. The Unit is comprised of (A) a 5.0% convertible unsecured debenture (the “Debenture”) with a principal amount of $305,250 (“Principal Amount”), due on the earlier of (i) November 16, 2025; (ii) BriaCell receiving at least $1,628,000, in the aggregate, in one or multiple closings, by way of private placement or public offering of any equity or voting securities, or securities convertible into or exchangeable for equity or voting securities, of the Company; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of BriaCell and the holder of the Debenture; and (B) 69,188 common share purchase warrants of BriaCell (“Unit Warrants”).

The Debenture is convertible, at the option of the holder thereof, from the period beginning on May 16, 2021 until the repayment of the Debenture in full, into that number of Common Shares computed on the basis of the Principal Amount divided by the conversion price of $4.41 per Common Share, subject to adjustment. Each Unit Warrant has a five year term and entitles the holder to purchase one Common Share (“Unit Warrant Share”) at an exercise price of $4.41 per Unit Warrant Share, subject to adjustment.

The Debenture will bear interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by BriaCell during the initial 120 day period after issuance of the Debenture without penalty. After 120 days, and only if BriaCell elects to prepay the Debenture prior to November 16, 2021, BriaCell will be required to pay a cash prepayment penalty equal to 35% of the Principal Amount (the “Prepayment Penalty”). In the event of default on the Debenture, the interest rate will increase to 12% per annum and a cash penalty payment equal to 40% of the Principal Amount will be added to the Principal Amount (the “Default Penalty”); and the Principal Amount, any accrued and unpaid interest and any other amount owing pursuant the Debenture, including any Prepayment Penalty and/or Default Penalty outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the holder.

As consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Unit Broker”), the Unit Broker received a cash commission of $21,571 from BriaCell and also received 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.41 at any time in whole or in part for a period of five years from the date of issue.

On March 1, 2021, the Debenture was repaid in full.

Changes in Warrants, Compensation Warrants and Options

On August 19, 2019, 28,333 Warrants and 1,983 Compensation Warrants expired.

On September 9, 2019, the Company issued a total of 166 stock options to a consultant, which vested immediately and expire on September 9, 2024.

On November 1, 2019, 2,107 stock options expired and on December 21, 2019, 3,405 Warrants expired.

On February 14, 2020, 833 stock options expired and on March 22, 2020, and 500 stock options expired.

On November 4, 2020, 1,917 stock options expired.

As described above, on November 17, 2020, the Company issued 69,188 Unit Warrants and 4,890 Compensation Warrants in connection with the issuance of the Debenture.

On February 26, 2021, the Company issued 5,882,353 warrants in connection with the Public Offering (as defined below) and 294,118 Compensation Warrants.

On March 1, 2021, 8,000 options with an exercise price of CAD$45 expired.

On March 27, 2021, 141,074 warrants with an exercise price of $34.18 expired.

On March 27, 2021, 12,878 compensation warrants with an exercise price of $34.18 expired.

On March 29, 2021, the Company granted 612,000 incentive stock options to directors, officers, employees and consultants. The options are exercisable at $4.24 per share, vest immediately, and expire in 5 years from the date of issuance.

On April 12, 2021, the Company issued 882,352 warrants in connection with the exercise of the Over-allotment Option (as defined below) and 44,118 Compensation Warrants.

On April 30, 2021, 667 stock options were forfeited.

On April 19, 2021, the Company granted 60,000 incentive stock options a consultant. The options are exercisable at $4.24 per share, vest immediately, and expire in 5 years from the date of issuance.

On April 26, 2021, 912 compensation warrants with an exercise price of $48.80 expired and 11,404 warrants with an exercise price of $73.30 expired.

On May 1, 2021, 6,719 options with an exercise price of $42 expired.

As described below, on June 7, 2021, the Company issued 5,173,343 Warrants and 258,517 Compensation Warrants in connection with the U.S. Private Offering.

During June 2021, 2,545,083 Warrants with an exercise price of $5.3125 were exercised for gross proceeds of 13,520,753.

On June 14, 2021 17,490 warrants with an exercise price of $4.46 were exercised into 17,490 Common Shares.

On July 24, 20121 3,561 warrants with an exercise price of $29.30 expired.

On September 1, 2021, the Company granted 100,000 incentive stock options to Cedars Cancer Foundation. The options are exercisable at $5.72 per share, vest immediately, and expire in 5 years from the date of issuance.

Private Placements

On February 26, 2019, BriaCell announced a non-brokered private placement financing of 16,667 Common Shares at a price of $24.42 per Common Share for gross proceeds of $407,000. Jamieson Bondarenko, who was a recently-appointed director of the Company, purchased the 16,667 Common Shares. Upon closing of the offering, Mr. Bondarenko had a beneficial ownership of an aggregate of 76,902 Common Shares, representing approximately 13.7% of BriaCell’s issued and outstanding Common Shares.

On April 1, 2019, BriaCell announced that it completed a non-brokered private placement of 99,117 Common Shares at a price of $24.42 per Common Share for gross proceeds of $2,420,449 which includes Mr. Bondarenko’s $407,000 equity investment.

On September 9, 2019, the Company closed its previously-announced non-brokered private placement (the “September 2019 Offering”) of Common Shares in the capital of the Company. Under the September 2019 Offering, the Company issued a total of 40,300 Common Shares at a price of $17.09 per Common Share for gross proceeds of $688,888.

On October 15, 2019, the Company completed non brokered private placement of 27,069 Common Shares at a price of $17.09 per Common Share for gross proceeds of $462,713.

Shares Issued as Compensation for Legal Services

On August 18, 2020, BriaCell issued 50,000 restricted Common Shares to Sichenzia Ross Ference LLP as compensation for legal services. The shares were registered for resale on February 26, 2021.

Loan Agreements

On December 3, 2019, the Company received an unsecured $100,000 loan from ClearIt, LLC, which bears interest at a rate of 2.5% annually. The repayment of the loan was due on or before March 26, 2020, after which the interest rate on any remaining due but unpaid balance would increase to 15% annually. On October 15, 2020, the creditor deferred the increased interest start date from March 26, 2020 to November 21, 2020. Martin Schmieg, a director of the Company, is the General Manager and Chief Executive Officer of ClearIt, LLC. Mr. Schmeig was not a director of the Company at the time this transaction occurred.

On January 27, 2020, the Company received an unsecured $50,000 loan from ClearIt, LLC, which bears interest at a rate of 2.5% annually. The repayment of the loan was due on or before March 26, 2020, after which the interest rate on any remaining due but unpaid balance would increase to 15% annually. On October 15, 2020, the creditor deferred the increased interest start date from March 26, 2020 to November 21, 2020. Mr. Schmeig was not a director of the Company at the time this transaction occurred.

On February 20, 2020, the Company received an unsecured $50,000 loan from ClearIt, LLC, which bears interest at 2.5% annually. The repayment of the loan was due on or before March 26, 2020, after which the interest rate on any remaining due but unpaid balance would increase to 15% annually. On October 15, 2020, the creditor deferred the increased interest start date from March 26, 2020 to November 21, 2020. Mr. Schmeig was not a director of the Company at the time this transaction occurred.

On April 24, 2020, the Company received a $32,560 loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan bears 0% interest until December 31, 2022. If the balance is not repaid by December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly, effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. No principal payments are required until December 31, 2022. Principal repayments can be voluntarily made at any time without fees or penalties. $8,140 of the CEBA Loan may be forgiven provided that the outstanding balance is $36,560 as at December 31, 2020, and that $24,420 is repaid between January 1, 2021 and December 31, 2022.

On May 1, 2020 the Company received $127,030 as a loan from the Paycheck Protection Program in the United States (the “Program”). The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight week period following the first disbursement of the loan are incurred as follows: (i) payroll costs, (ii) interest payments on mortgages incurred before February 15, 2020, (iii) rent payments on leases in effect before February 15, 2020, and (iv) utility payments for which service began before February 15, 2020. The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum.

During the three-months ended October 31, 2020, the Company received three unsecured loans from two directors and an officer in the total amount of $25,000 (“Short Term Loans”). The Short Term Loans all bear interest at 2.5% annually and were repayable on or before July 31, 2021. The Short Term Loans were repaid in March 2021.

New Board Composition

In February and March 2019, the Company’s Board was substantially restructured with the appointment of Jamieson Bondarenko, Dr. Rebecca Taub and Vaughn C. Embro-Pantalony to replace three resigning directors. Additionally, on August 12, 2019, Richard Berman was appointed to our Board but later resigned in October 26, 2020 citing other commitments. On November 24, 2020, Martin Schmieg rejoined the Board. On May 31, 2021, Dr. Charles Wiseman resigned from the Board. On September 1, 2021 Marc Lustig was appointed to the Company’s Board. After these restructuring events, and as approved at the annual general and special meeting of shareholders of the Company held on May 18 2021, the current Board consists of:

●	Dr. William V. Williams, Director and Chief Executive Officer;

●	Jamieson Bondarenko, Director and Chairman of the Board;

●	Dr. Rebecca Taub, Director;

●	Vaughn C. Embro-Pantalony, Director;

●	Martin Schmieg, Director; and

●	Marc Lustig, Director.

Reverse Split

On October 22, 2019, our shareholders approved a reverse stock split of our issued and outstanding Common Shares at a ratio of between 1-for-2 and 1-for-300, with the specific ratio and effective time of the reverse stock split to be determined by our Board. In November, our Board approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented on January 2, 2020. The Reverse Split was intended to allow us to meet the minimum share price requirement of The Nasdaq Capital Market. We applied for listing of our Common Shares and Warrants on The Nasdaq Capital Market, which listing occurred on February 24, 2021 (see section titled “Public Offering and Nasdaq Listing” below).

Public Offering and Nasdaq Listing

On February 24, 2021, the Company announced the pricing of an underwritten public offering (the “Public Offering”) in the U.S. of 5,882,353 units (the “Public Offering Units”), each Public Offering Unit consisting of one Common Share and one warrant to purchase one Common Share (or Public Offering Units consisting of one pre-funded Common Share purchase warrant (“Pre-Funded Warrant”) and one Warrant to purchase one Common Share, in lieu thereof). Each Public Offering Unit was sold to the public at a price of $4.25 (inclusive of the exercise price of the Pre-Funded Warrant, in the case of the Public Offering Units containing Pre-Funded Warrants). The gross proceeds to the Company from the Public Offering were approximately $25 million before deducting underwriting discounts, commissions and other offering expenses. The Warrants have a per share exercise price of $5.3125, are exercisable immediately, and expire five years from the date of issuance. The Pre-Funded Warrants are be exercisable at any time after the date of issuance upon payment of the exercise price of $0.01 per Common Share. The Common Shares (or Pre-Funded Warrant) and Warrants that are part of the Public Offering Units were purchased together in the Public Offering but were issued separately.

In addition, the Company issued the underwriter 294,118 warrants (“Public Offering Broker Warrant”). Each Public Offering Broker Warrant entitles the holder to purchase one common share of the Company at an exercise price per Public Offering Broker Warrant that is equal to $5.3125 and have a term of 5 years from the closing of the Public Offering.

The Company granted the underwriter a 45-day option to purchase up to 882,352 additional Common Shares and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any, on the same terms as the Offering (“Over-allotment Option”). The underwriter exercised the Over-allotment Option on April 12, 2021 and the company issued 882,352 Common Shares and 882,352 warrants (“Over-allotment Warrants”).

The Common Shares and the Warrants issued under the Public Offering were approved to list on the Nasdaq under the symbols “BCTX” and “BCTXW” respectively, and began trading on February 24, 2021.

U.S. Private Offering

On June 7, 2021, the Company announced the closing of the brokered private placement of (i) 4,370,343 Common Shares at a purchase price of $5.26, (ii) 800,000 pre-funded common share purchase warrants at a purchase price of $5.25 (exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share) (“Private Offering Pre-Funded Warrants”) and (iii) 5,170,343 warrants to purchase up to 5,170,343 Common Shares, which resulted in gross proceeds to BriaCell of $27.2 million, before deducting offering expenses (the “U.S. Private Offering”). The Company expects to use the net proceeds of the U.S. Private Offering to further advance its research and development pipeline and for general corporate purposes. ThinkEquity, a division of Fordham Financial Management, Inc. (the “Placement Agent”), acted as sole placement agent for the U.S. Private Offering. In connection with the U.S. Private Offering, the Company has agreed to: 1) pay the Placement Agent a cash commission equal to 8.0% of the gross proceeds of the U.S. Private Offering; 2) reimburse the Placement Agent for all reasonable and out-of-pocket expenses of the Placement Agent; and 3) issue to the Placement Agent compensation warrants (the “2021 Compensation Warrants”) equal to 5.0% of the Common Shares (or common share equivalents in lieu thereof) sold in the U.S. Private Offering, subject to compliance with all required regulatory approvals. Each 2021 Compensation Warrants will entitle the Placement Agent to purchase one Common Share of the Company at an exercise price per 2021 Compensation Warrant that is equal to $6.19 and have a term of 5 years from the closing of the U.S. Private Offering.

On June 24, 2021 and June 25, 2021, 750,000 and 50,000 Private Offering Pre-Funded Warrants were exercised and the company issued 800,000 Common Shares.

The Company’s products and services are described in the section below, titled “Description of the Business”.

On September 8, 2021, the Company applied for graduation from the TSXV to the TSX. On September 22, 2021, the Company announced that the TSXV had approved its normal course issued bid (“NCIB”) which was effective September 28, 2021. Pursuant to the NCIB, the Company can acquire up to 1,341,515 Common Shares and 411,962 publicly traded Warrants listed on the Nasdaq, representing 10% of the public float of both the Common Shares and publicly traded Warrants, respectively.

DESCRIPTION OF THE BUSINESS

General

BriaCell is an immuno-oncology biotechnology company with a strong focus on cancer immunotherapy. Immunotherapies have come to the forefront in the fight against cancer. They harness the body’s own immune system to recognize and destroy cancer cells. BriaCell owns the US patent to SV-BR-1-GM (“Bria-IMT™”), a whole-cell targeted immunotherapy for cancer (U.S. Patent No. 7,674,456), as well as patents related to PKCδ inhibitors (U.S. Patent Nos. 9,364,460 and 9,572,793). The Company is currently advancing its targeted immunotherapy program by prioritizing a Phase I/IIa clinical trial with Bria-IMT™ in combination with an immune checkpoint inhibitor and a companion diagnostic test, BriaDx™, to identify patients most likely to benefit from Bria-IMT™. The Bria-IMT™ regimen was evaluated in four patients in a prior study in 2004-2006 by Dr. Charles Wiseman, the scientific founder, former member of the Board and principal scientific advisor. Encouraging results were obtained, especially in a patient who matched Bria-IMT™ at HLA-DR alleles and had a grade II tumor. In 2017-2018 BriaCell evaluated 23 patients with advanced breast cancer with the Bria-IMT™ regimen and obtained confirmation of the ability of the Bria-IMT™ regimen to induce regression of metastatic breast cancer in patients who match Bria-IMT™ at least at one HLA allele especially if they had grade I or grade II tumors. A combination study with the immune checkpoint inhibitor KEYTRUDA® was initiated and the first patient dosing in the “combination therapy” clinical trial occurred in September 2018. BriaCell purchased the KEYTRUDA® for this study as BriaCell does not have an agreement with Merck & Co., Inc. for the supply of KEYTRUDA®. Eleven patients were dosed in the combination therapy trial with Bria-IMT™ and the immune checkpoint inhibitor KEYTRUDA® and subsequently dosing with this combination was discontinued. The study was modified under an amended protocol which evaluates the combination of the Bria-IMT™ regimen with Incyte Corporation experimental drugs INCMGA00012 (anti-PD-1 antibody similar to pembrolizumab) and epacadostat (an inhibitor of the immune checkpoint enzyme indoleamine dioxygenase (“IDO”)). The study is ongoing.

Market

It is estimated by the National Cancer Institute that in 2021, approximately 281,550 women will be diagnosed with breast cancer in the United States. That means that every two minutes an American woman is diagnosed with breast cancer and more than 43,600 are projected to die in 2021. Although about 100 times less common than in women, breast cancer also affects men. It is estimated that the lifetime risk of men getting breast cancer is about 1 in 1,000, and the American Cancer Society estimates that approximately 2,650 new cases of invasive male breast cancer will be diagnosed and approximately 530 men will die from breast cancer in 2021.

According to the May 2019 “Global Oncology Trends 2021” report by the IQVIA Institute, the global market for cancer drugs (including immunotherapy drugs) is expected to reach nearly $269 billion by the end of 2025, growing at a compound annual growth rate, or “CAGR” of 10% between 2021 and 2025, of which about 20% is expected to be immuno-oncology drugs.

About 12.9% percent of women will be diagnosed with breast cancer at some point during their lifetime. In 2018, there were an estimated 3,676,262 women living with female breast cancer in the United States. Approximately 81% of cases present as invasive breast cancer. Approximately 6% of new breast cancer diagnoses are Stage IV (metastatic breast cancer or “MBC”, which has already spread to other organs). 20-30% of all women diagnosed with breast cancer will develop MBC. Breast cancer can be subdivided based on receptor status – the hormone receptors for estrogen (ER) and progesterone (PR), collectively referred to as hormone receptors (HR), and the Her2/neu growth factor receptor (HER2). Based on the latest SEER statistics, 74.6% were found to be HR+/HER2−, 10.8% were triple-negative (HR−/HER2−), 10.5% were HR+/HER2+, and 4.0% were HR−/HER2+.1

It is estimated that over 150,000 women in the US are living with MBC.2 For those with metastatic disease at diagnosis, their 5-year survival is 27%.3 For patients who develop MBC after initially having localized disease, if they had a good response to treatment (disease-free interval of more than 24 months), their survival is similar to that of patients with MBC at initial diagnosis, but if their disease-free interval is less than 24 months, their prognosis is worse.4 We currently propose that Bria-IMT’s™ indication will be for the treatment of patients with MBC who have failed at least two lines of therapy. Similarly, another study showed that the median overall survival among patients with de novo stage IV MBC was 39.2 months while for patients with and relapsed disease it was 27.2 months.5 Median progression free survival after first-line therapy is only 9 months and the survival benefit decreases with subsequent lines of therapy.6 One study showed that of 386 patients with MBC, 374 (97%) received first-line therapy, 254 (66%) received second-line therapy, 175 (45%) received third-line therapy, and 105 (27%) received therapy beyond third-line.7

1 See https://seer.cancer.gov/statfacts/html/breast.html

2 Mariotto AB, Etzioni R, Hurlbert M, Penberthy L, Mayer M. Estimation of the Number of Women Living with Metastatic Breast Cancer in the United States. Cancer Epidemiol Biomarkers Prev. 2017 Jun;26(6):809-815.

3 Breast Cancer Facts & Figures 2017-2018. Atlanta: American Cancer Society, Inc. 2017.

4 Lobbezoo, D. J. A. et al. Prognosis of metastatic breast cancer subtypes: the hormone receptor/HER2-positive subtype is associated with the most favorable outcome. Breast Cancer Res. Treat. 141, 507–514 (2013).

5 Dawood S, Broglio K, Ensor J, Hortobagyi GN, Giordano SH. Survival differences among women with de novo stage IV and relapsed breast cancer. Ann Oncol. 2010 Nov; 21(11):2169–74.

6 Bonotto M, Gerratana L, Iacono D, Minisini AM, Rihawi K, Fasola G, Puglisi F. Treatment of Metastatic Breast Cancer in a Real-World Scenario: Is Progression-Free Survival With First Line Predictive of Benefit From Second and Later Lines? Oncologist.

7 Kotsakis A, Ardavanis A, Koumakis G, Samantas E, Psyrri A, Papadimitriou C. Epidemiological characteristics, clinical outcomes and management patterns of metastatic breast cancer patients in routine clinical care settings of Greece: Results from the EMERGE multicenter retrospective chart review study. BMC Cancer. 2019 Jan 18;19(1):88.

Figure A: Overview of current drugs for breast cancer, demonstrating the pattern of novel therapeutic introductions and significant market uptake. These precedents demonstrate a strong market pull for Bria-IMT™.

Drug	Technology	Company	Indication	2018 Sales US (Mil $US)	2018 Sales Ex-US (Mil $US)	2018 Sales WW (Mil $US)
HERCEPTIN® (trastuzumab)	Monoclonal antibody	Roche	HER2+BC & HER2+ metastatic gastric cancer	2,955	4,140	7,096

IBRANCE® (palbociclib) in combination with fluvestrant or aromatase inhibitor	CDK 4/6 inhibitor	Pfizer	HR+/HER2- MBC	2,922	1,196	4,118

PERJETA® (pertuzumab) in combination with Herceptin® (trastuzumab) and chemotherapy	HER2/neu receptor antagonist	Roche	HER2+ early BC that has a high likelihood of recurrence	1,347	1,499	2,846

FASLODEX® (fulvestrant)	Estrogen receptor antagonist	AstraZeneca	HR+/HER2- MBC	537	491	1,028

KADCYLA® (ado-trastuzumab emtansine)	HER2 targeted antibody & microtubule inhibitor conjugate	Roche	HER2+BC	365	630	995

LYNPARZA® (olaparib)	Poly (ADP-ribose) polymerase (PARP) inhibitor	AstraZeneca	BC & Ovarian cancer	345	302	647

Verzenio® (abemaciclib) monotherapy or in combination with fulvestrant or aromatase inhibitor	CDK 4/6 inhibitor	Eli Lilly	HR+/HER2- MBC	255	-	255

KISQALI® (ribociclib) in combination with fluvestrant or aromatase inhibitor	CDK 4/6 inhibitor	Novartis	HR+/HER2- MBC	235	-	235

The best response to Bria-IMT™ to date is in patients who matched Bria-IMT™ at one or more HLA alleles, with higher response rates for patients with 2+ HLA allele matches. If one HLA allele match is found to be sufficient, we will be able to treat ~50-60% of the patient population, while patients with 2+ HLA matches constitutes ~15-35% of cases.8 We also saw higher clinical benefit rates for patients with grade I/II tumors. Tumor differentiation in breast cancer cell lines is often described by their classification as Luminal, Basal A and Basal B subtypes, with Luminal representing well differentiated and Basal B poorly differentiated tumors, and Basal A an intermediate stage (“moderately” differentiated) (Neve RM, Chin K, Fridlyand J, et al. A collection of breast cancer cell lines for the study of functionally distinct cancer subtypes. Cancer Cell. 2006;10(6):515-527. doi:10.1016/j.ccr.2006.10.008). Yao and colleagues in 2005 identified a 9-gene signature (AURKB, CENPI, DEPDC1, DEPDC1B, FAM83D, FGD3, NCAPH, TNFRSF18, FCGR1A) discriminating poorly (grade 3) from moderately (grade 2) differentiated tumors. (Yao F, Zhang C, Du W, Liu C, Xu Y. Identification of gene-expression signatures and protein markers for breast cancer grading and staging. PLoS One. 2015;10(9). doi:10.1371/journal.pone.0138213) To understand the place of SV-BR-1-GM in this model, we compared its RNA expression profile with those of three other cell lines representing Luminal (MCF-7), Basal A (MDA-MB-468) and Basal B (MDA-MB-231), using a 10-gene signature (AURKB, CENPI, DEPDC1, DEPDC1B, FAM83D, FGD3, NCAPH, DLGAP, KIF2C, VAV3) derived from those by Yao and colleagues. The results, shown in the figure below, demonstrate that Bria-IMT™ most closely clusters with MDA-MB-468 and as such is considered a grade II “moderately differentiated” cell line.

8 Gragert, Loren, Abeer Madbouly, John Freeman, and Martin Maiers. 2013. “Six-Locus High Resolution HLA Haplotype Frequencies Derived from Mixed-Resolution DNA Typing for the Entire US Donor Registry.” Human Immunology.

Based on a recent publication of patients with relapsed breast cancer, we estimate that this will account for ~40% of relapsed metastatic breast cancer cases (33% grade II and 7% grade I) (Sundquist M, Brudin L, Tejler G. Improved survival in metastatic breast cancer 1985-2016. Breast. 2017 Feb;31:46-50. doi: 10.1016/j.breast.2016.10.005. Epub 2016 Nov 2). In patients with relapsed disease, the overall survival following relapse appears similar for those with grade II and grade III tumors.9 The market for breast cancer drugs is a multibillion-dollar market with new drugs being approved on an ongoing basis, indicating the shortage of safe and effective treatments for this deadly disease. Figure A summarizes current drugs on the market utilized in combination therapy along with their reported market sales, which further supports market potential for Bria-IMTTM to be used for combination therapy for breast cancer patients.

We propose the following calculation in order to show the rationale behind the number of patients that we anticipate can be currently treated by SV-BR-1-GM:

●	There are ~ 150,000 women with metastatic breast cancer in the US10

9 See note 5, above.

10 Mariotto AB, Etzioni R, Hurlbert M, Penberthy L, Mayer M. Estimation of the Number of Women Living with Metastatic Breast Cancer in the United States. Cancer Epidemiol Biomarkers Prev. 2017 Jun;26(6):809-815.

●	m45% will receive third line therapy[11] = 68,000 patients available

●	68,000 x ~50% (matched for 1 HLA allele group)[12] = ~34,000 patients available for treatment[13]

●	40% have grade I/II tumors[14] = ~13,600 patients available for treatment

Competition

Currently available therapeutic options for breast cancer offer some hope for patients, but there is much room for improvement. Comparable studies looking primarily at second line or later treatment are shown in Table “A”, below. Evaluating response rates (partial and complete responses = ORR), progression free survival (“PFS”) and overall survival (“OS”) from clinical trials in similar subjects with metastatic or recurrent breast cancer indicate that response rates range from 6.9% up to 59%, depending on the population studied and the intervention (median 24%). PFS ranges from 8 weeks to 12 months (median 5 months) and OS from 6 months to 31 months (median 13 months).

Table A: Studies evaluating second-line or later treatment options. Data depict an unpredictable response rate to treatment ranging from 6.9-59%, therefore establishing and confirming the opportunity for Bria-IMT™.

Study	Treatment & Design	# of Pts	ORR	PFS/TTP	OS

Perez[15]	Paclitaxel Monotherapy	212	21.5%	4.7 mo	12.8 mo

Seidman[16]	Gemcitabine Monotherapy	160	26%

Zelek[17]	Vinorelbine Monotherapy	40	25%		6 mo

Licchetta[18]	Cyclophosphamide and megestrol acetate	29	31%	7.4 mo	13.4 mo

Harvey[19]	Docetaxel Monotherapy 60 mg/m2	122	22.1%	12.7 wk	10.6 mo

	Docetaxel Monotherapy 75 mg/m2	146	23.3%	15.0 wk	10.3 mo

	Docetaxel Monotherapy 100 mg/m2	139	36.0%	16.6 wk	12.3 mo

Rivera[20]	Docetaxel Monotherapy q3wk	59	35.6%	5.7 mo	18.3 mo

	Docetaxel Monotherapy qwk	59	20.3%	5.5 mo	18.6 mo

Gradishar[21]	ABI-007 (Nab paclitaxel)	229	33%	23.0 wk	65.0 wk

	Paclitaxel Monotherapy	225	19%	16.9 wk	55.7 wk

	ABI-007 (Nab paclitaxel) 2nd line	132	27%	20.9 wk	56.4 wk

	Paclitaxel Monotherapy 2nd line	136	13%	16.1 wk	46.7 wk

11 Kotsakis A, Ardavanis A, Koumakis G, Samantas E, Psyrri A, Papadimitriou C. Epidemiological characteristics, clinical outcomes and management patterns of metastatic breast cancer patients in routine clinical care settings of Greece: Results from the EMERGE multicenter retrospective chart review study. BMC Cancer. 2019 Jan 18;19(1):88.

12 Gragert, Loren, Abeer Madbouly, John Freeman, and Martin Maiers. 2013. “Six-Locus High Resolution HLA Haplotype Frequencies Derived from Mixed-Resolution DNA Typing for the Entire US Donor Registry.” Human Immunology.

13 Momenimovahed Z, Salehiniya H. Epidemiological characteristics of and risk factors for breast cancer in the world. Breast Cancer (Dove Med Press). 2019 Apr 10;11:151-164. SEER Cancer Statistics Factsheets: Female Breast Cancer. National Cancer Institute. Bethesda, MD; American Cancer Society. Breast Cancer Facts & Figures 2017-2018. Atlanta: American Cancer Society, Inc. 2017.

14 See note 5, above.

15 Perez, E. A., Vogel, C. L., Irwin, D. H., Kirshner, J. J. & Patel, R. Multicenter Phase II Trial of Weekly Paclitaxel in Women With Metastatic Breast Cancer. J. Clin. Oncol. 19, 4216–4223 (2001).

16 Seidman, A. D. Gemcitabine as single-agent therapy in the management of advanced breast cancer. Oncology (Williston Park). 15, 11–4 (2001).

17 Zelek, L. et al. Weekly vinorelbine is an effective palliative regimen after failure with anthracyclines and taxanes in metastatic breast carcinoma. Cancer 92, 2267–72 (2001).

18 Licchetta A, Correale P, Migali C, Remondo C, Francini E, Pascucci A, Magliocca A, Guarnieri A, Savelli V, Piccolomini A, Carli AF, Francini G. Oral metronomic chemo-hormonal-therapy of metastatic breast cancer with cyclophosphamide and megestrol acetate. J Chemother. 2010 Jun;22(3):201-4.

19 Harvey, V. et al. Phase III Trial Comparing Three Doses of Docetaxel for Second-Line Treatment of Advanced Breast Cancer. J. Clin. Oncol. 24, 4963–4970 (2006).

20 Rivera, E. et al. Phase 3 study comparing the use of docetaxel on an every-3-week versus weekly schedule in the treatment of metastatic breast cancer. Cancer 112, 1455–1461 (2008).

21 Gradishar WJ. Taxanes for the treatment of metastatic breast cancer. Breast Cancer (Auckl). 2012;6:159-71.

Study	Treatment & Design	# of Pts	ORR	PFS/TTP	OS

Perez[22]	Ixabepilone Monotherapy	126	11.5%	3.1 mo	8.6 mo

Leyland-Jones[23]	Trastuzumab with paclitaxel	32	59%	12.2 mo

von Minckwitz[24]	Trastuzumab with capecitabine	78	48.1%	8.2 mo	25.5 mo

	Capecitabine Monotherapy	78	27.0%	5.6 mo	20.4 mo

Verma[25]	Trastuzumab emtansine	495	43.6%	9.6 mo	30.9 mo

	lapatinib plus capecitabine	496	30.8%	6.4 mo	25.1 mo

Geyer[26]	Lapatinib plus capecitabine	163	22%	8.4 mo

	Capecitabine Monotherapy	161	14%	4.4 mo

Bartsch[27]	Capecitabine and trastuzumab	40	20%	8 mo	24 mo

Blackwell[28]	Lapatinib Monotherapy	148	6.9%	8.1 wk	39.0 wk

	Lapatinib with trastuzumab	148	10.3%	12.0 wk	51.6 wk

22 Perez, E. A. et al. Efficacy and Safety of Ixabepilone (BMS-247550) in a Phase II Study of Patients With Advanced Breast Cancer Resistant to an Anthracycline, a Taxane, and Capecitabine. J. Clin. Oncol. 25, 3407–3414 (2007).

23 Leyland-Jones, B. et al. Pharmacokinetics, Safety, and Efficacy of Trastuzumab Administered Every Three Weeks in Combination With Paclitaxel. J. Clin. Oncol. 21, 3965–3971 (2003). Only 41% of patients had prior systemic chemotherapy.

24 von Minckwitz G et el. Trastuzumab beyond progression: overall survival analysis of the GBG 26/BIG 3-05 phase III study in HER2-positive breast cancer. Eur J Cancer. 2011 Oct;47(15):2273-81. Prior therapy limited to trastuzamab alone or in combination with a taxane.

25 Verma, S. et al. Trastuzumab Emtansine for HER2-Positive Advanced Breast Cancer. N. Engl. J. Med. 367, 1783–1791 (2012).

26 Geyer, C. E. et al. Lapatinib plus Capecitabine for HER2-Positive Advanced Breast Cancer. N. Engl. J. Med. 355, 2733–2743 (2006).

27 Bartsch, R. et al. Capecitabine and Trastuzumab in Heavily Pretreated Metastatic Breast Cancer. J. Clin. Oncol. 25, 3853–3858 (2007).

28 Blackwell, K. L. et al. Randomized Study of Lapatinib Alone or in Combination With Trastuzumab in Women With ErbB2-Positive, Trastuzumab-Refractory Metastatic Breast Cancer. J. Clin. Oncol. 28, 1124–1130 (2010).

MBC treated with second or higher lines of therapy has a very poor prognosis and few effective therapies that consistently induce long-term remission,29 which indicates the market demand and clinical need for new and improved therapeutic drugs and treatment options in order to improve these response outcomes and patient survival rates. Thus, Bria-IMT™ has the potential to induce long-term remission, especially in combination with immunotherapies. Current treatment of MBC is outlined in Figure “B”, below, which illustrates different therapeutic treatment options and drugs used upon diagnoses from biopsy and identification of breast cancer biomarkers.30

Figure B: Current treatment paradigm for metastatic breast cancer and comparison between different treatment strategies and combination therapies dependent upon biomarker identification and activity within the breast cancer signaling pathway.

Of patients treated with trastuzumab for MBC, one study showed that 241/331 (72%) progressed within 27 months (32% per year) with median survival of 13-14 months (CI 10-15 months).31 This indicates the high unmet need in this patient population which should facilitate regulatory review of novel therapies such as Bria-IMT™.

29 Dawood S, Broglio K, Ensor J, Hortobagyi GN, Giordano SH. Survival differences among women with de novo stage IV and relapsed breast cancer. Ann Oncol. 2010 Nov; 21(11):2169–74; Bonotto M, Gerratana L, Iacono D, Minisini AM, Rihawi K, Fasola G, Puglisi F. Treatment of Metastatic Breast Cancer in a Real-World Scenario: Is Progression-Free Survival With First Line Predictive of Benefit From Second and Later Lines? Oncologist. 2015 Jul;20(7):719-24; Kotsakis A, Ardavanis A, Koumakis G, Samantas E, Psyrri A, Papadimitriou C. Epidemiological characteristics, clinical outcomes and management patterns of metastatic breast cancer patients in routine clinical care settings of Greece: Results from the EMERGE multicenter retrospective chart review study. BMC Cancer. 2019 Jan 18;19(1):88.

30 NCCN Guidelines Version 2.2019, 07/02/2019 © 2019 National Comprehensive Cancer Network (NCCN®).

31 Rossi, V.; Nole, F.; Redana, S.; Adamoli, L.; Martinello, R.; Aurilio, G.; Verri, E.; Sapino, A.; Viale, G.; Aglietta, M.; Montemurro, F., Clinical outcome in women with HER2-positive de novo or recurring stage IV breast cancer receiving trastuzumab-based therapy. Breast 2014, 23 (1), 44-9.

While there are approximately 36 different biotech companies working to create an effective breast cancer vaccine, a significant gap remains in the effectiveness and safety of second or higher lines of therapy. The most studied targeted immunotherapy, Neuvax (Galena), a HER2 peptide vaccine, failed a Phase III trial, but there is encouraging data to support at least three ongoing clinical trials combining trastuzumab with HER2 epitope immunogens.32 The National Cancer Institute (“NCI”) randomized trial adding PANVAC (a poxviral-based immunogen) to docetaxel increased the median PFS from 3.9 months to 7.9 months and is to be used as a basis for larger, more sophisticated clinical trials.33 An immunogen targeting a carbohydrate antigen, globo-H, was associated with improved PFS, but only in the subset able to mount antibody responses.34 A Johns Hopkins breast cancer trial using a breast cancer cell line transfected with the gene for GM-CSF has not been positive but, using the same cell line with trastuzumab, 40% of patients enjoyed clinical benefit (CR+PR+stable) at one year.35 Finally, the study of targeted cancer immunotherapies in combination with other therapies is receiving much attention, particularly combination with checkpoint inhibitors.36

There are several other approaches to developing targeted breast cancer immunotherapies. These include using peptide cocktails, a triple peptide regimen, recombinant HER2, antigen-pulsed dendritic cells, DNA immunogens, whole cell allogeneic GM-CSF secreting SKBR3 or T47D cells, an (HLA)-A2/A3-restricted immunogenic peptide derived from the HER2 protein, oxidized mannan-MUC1, and personalized peptide immunogens.

Among the most promising results in patients with advanced disease have been using whole-cell preparations, particularly if the cells are engineered to express GM-CSF. We are taking this approach and capitalizing on positive initial results with Bria-IMT™ monotherapy in difficult to treat patients using a regimen that both limits regulatory T cell activity (using low dose cyclophosphamide pre-treatment) and boosts the immune response (using post-dose alpha interferon in the inoculation sites). The combination with pembrolizumab is a logical extension of our findings where 21 of 23 MBC patients had demonstrable PD-L1 expression on the circulating tumor cells (“CTCs”) and/or circulating cancer-associated macrophage-like cells (“CAMLs”). The overall strategy to include an adaptive design, once the initial milestones have been met, to enroll additional patients for product registration, will allow rapid progression of the best therapeutic option to a Biologics License Application (“BLA”).

32 Mittendorf, E. A.; Peoples, G. E., Injecting Hope—A Review of Breast Cancer Vaccines. Oncology (Williston Park) 2016, 30 (5), 475-81, 485.

33 Heery, C. R.; Ibrahim, N. K.; Arlen, P. M.; Mohebtash, M.; Murray, J. L.; Koenig, K.; Madan, R. A.; McMahon, S.; Marte, J. L.; Steinberg, S. M.; Donahue, R. N.; Grenga, I.; Jochems, C.; Farsaci, B.; Folio, L. R.; Schlom, J.; Gulley, J. L., Docetaxel Alone or in Combination With a Therapeutic Cancer Vaccine (PANVAC) in Patients With Metastatic Breast Cancer: A Randomized Clinical Trial. JAMA Oncol 2015, 1 (8), 1087-95.

34 Huang, C.; Yu, A.; Tseng, L., Randomized phase II/III trial of active immunotherapy with OPT-822/OPT-821 in patients with metastatic breast cancer. J Clin Oncol 2016, 34 (15).

35 Chen, G.; Gupta, R.; Petrik, S.; Laiko, M.; Leatherman, J. M.; Asquith, J. M.; Daphtary, M. M.; Garrett-Mayer, E.; Davidson, N. E.; Hirt, K.; Berg, M.; Uram, J. N.; Dauses, T.; Fetting, J.; Duus, E. M.; Atay-Rosenthal, S.; Ye, X.; Wolff, A. C.; Stearns, V.; Jaffee, E. M.; Emens, L. A., A feasibility study of cyclophosphamide, trastuzumab, and an allogeneic GM-CSF-secreting breast tumor vaccine for HER2+ metastatic breast cancer. Cancer Immunol Res 2014, 2 (10), 949-61.

36 McArthur, H. L.; Page, D. B., Immunotherapy for the treatment of breast cancer: checkpoint blockade, cancer vaccines, and future directions in combination immunotherapy. Clin Adv Hematol Oncol 2016, 14 (11), 922-933.

Products/Pipeline

Bria-IMT™

Bria-IMT™, BriaCell’s lead candidate, is a whole-cell immunotherapy undergoing clinical testing in patients with MBC who have failed prior lines of therapy. BriaCell has been conducting a Phase I/IIa clinical trial of Bria-IMT™, in combination with immune checkpoint inhibitors such as pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.). The combination study is listed in ClinicalTrials.gov as NCT03328026 under FDA-approved BB-IND 10312 under protocol BRI-ROL-001 at three clinical sites: St. Joseph Heritage Healthcare in Santa Rosa, California, United States; University of Miami/Sylvester at Plantation, in Plantation, Florida, USA; Cancer Center of Kansas, in Wichita, Kansas, USA. Subsequent to the establishment of a collaboration with Incyte Corporation, this study has been modified to evaluate the combination of the Bria-IMT™ with INCMGA00012 (a PD-1 inhibitor) and epacadostat (an IDO inhibitor).

BriaCell has achieved proof of concept based on data from a Phase I/IIa study of Bria-IMT™ in advanced breast cancer patients. In essence, BriaCell obtained evidence that patients with certain HLA molecules also present in Bria-IMT™ have a higher likelihood of responding to the Bria-IMT™ regimen with tumor regression (“shrinkage”), which is consistent with results from a molecular analysis of Bria-IMT™ conducted by BriaCell.

Positive Proof of Concept

●	Bria-IMT™ has been evaluated in a regimen including pre-dose low-dose cyclophosphamide (to reduce immune suppression), intradermal inoculation with 20-50 million irradiated Bria-IMT™ cells between two and three days later, with subsequent intradermal inoculation with interferon-α2b approximately two and four days later. This is known as the Bria-IMT™ regimen. Both were single arm studies, so there were no untreated patients for comparison.

●	BriaCell has evaluated the Bria-IMT™ regimen in two Phase I/IIa studies of Bria-IMT™ in advanced breast cancer patients.

●	There were four evaluable patients treated in one study (Study SVMC #01-026) and 23 patients treated in another study (Study WRI-GEV-007) with this regimen with cycles every two weeks for the first month and then monthly. They were heavily pre-treated with a median of four prior systemic therapy regimens.

●	The data shows an outstanding safety and tolerability profile for Bria-IMT™ in advanced breast cancer patients.

●	In the SVMC #01-026 study, treatment was limited to six cycles over five months. Four post-menopausal white women were enrolled aged between 58.7 and 73 years. Three had breast cancer and one had Her2+ ovarian cancer. All had failed at least one prior systemic therapy.

●	These patients received between four and six cycles of treatment on protocol. One patient had an additional 13 cycles off protocol.

●	The only adverse events that occurred in more than one patient were itch and rash at the inoculation sites. No deaths were reported during this study. There were four serious adverse events (“SAEs”) in 3 patients with one (transient urticaria, grade 3) judged probably related to treatment. All SAEs were manageable with community practice therapies.

●	The Bria-IMT™ regimen was able to elicit delayed-type hypersensitivity (“DTH”) responses in all patients. DTH is a measure of cell-mediated immunity. This response involves the interaction of T-cells, monocytes, and macrophages. This reaction is caused when CD4+ Th1 helper T cells recognize foreign antigen in a complex with the Class II HLA molecule on the surface of antigen-presenting cells. These can be macrophages or dendritic cells that secrete monokines such as IL-12 and IL-15, which stimulates the proliferation of additional CD4+ Th1 cells. CD4+ T cells secrete other cytokines including IL-2 and interferon gamma, inducing the further release of other Th1 cytokines, thus mediating the immune response. This results also in the activation of CD8+ T cells which destroy target cells on contact, and activated macrophages which produce hydrolytic enzymes.

●	The DTH response involves the interaction of T-cells, monocytes, and macrophages. This reaction is caused when CD4+ Th1 helper T cells recognize foreign antigen in a complex with the Class II HLA molecule on the surface of antigen-presenting cells. These can be macrophages or dendritic cells that secrete monokines such as IL-12 and IL-15, which stimulates the proliferation of additional CD4+ Th1 cells. CD4+ T cells secrete other cytokines including IL-2 and interferon gamma, inducing the further release of other Th1 cytokines, thus mediating the immune response. This results also in the activation of CD8+ T cells which destroy target cells on contact and activated macrophages which produce hydrolytic enzymes.

●	One patient (A002) had a partial response with regression of breast lesions, resolution of lung and soft tissue lesions, and improvement of stability of bone lesions. She completed therapy and 3 months after her last Bria-IMT™ inoculation, imaging studies identified regrowth of tumor notably in the breast, lung, and brain. After consultation with the FDA, the patient was treated off-protocol which also produced tumor regression, including the resolution of brain metastases. The HLA-DRB3 allele of patient A002 matched with that of SV-BR-1-GM and the HLA-DRB1 allele of patient A002 also matched that of SV-BR-1-GM. Her tumor was grade II (moderately differentiated). One other patient on this study (B001) with a grade II tumor had disease limited to bony metastases. She did not have measurable disease but was felt to progress on study.

●	Median time to tumor progression was 144 days (range 64 – 223 days) for the initial round of treatment. Overall survival was more than 33 months in all patients except B001 (7 months).

●	In the WRI-GEV-007 study, patients were treated with a median of three cycles of therapy (range 1-8).

●	The Bria-IMT™ regimen was able to elicit both cellular immune responses (as evidenced by DTH responses in 85% of patients evaluated) and antibody responses (present in 58% of patients evaluated).

●	The most common adverse events seen were local irritation at the inoculation sites. There were no drug-related serious adverse events.

●	Several patients showed evidence of anti-tumor activity of the Bria-IMT™ regimen in spite of their being heavily pre-treated advanced breast cancer patients. Specifically, one patient (designated 01-002) had regression or disappearance of 20 lung metastases, but stable disease in liver metastases (as the liver metastases were the target lesions, she did not qualify as a partial response). She displayed a robust DTH response, had a grade I tumor and matched Bria-IMT™ at 2 HLA loci. One patient (05-002) had a reduction in the size of a breast lesion but progression of a liver lesion and did not meet criteria for a partial response. She also displayed a robust DTH response, had a grade II tumor and matched Bria-IMT™ at 2 HLA loci. One patient (01-005) had a marked reduction in cutaneous involvement but developed restrictive cardiomyopathy (unrelated to study drug) with subsequent mortality. She had a grade III (poorly differentiated) tumor and matched Bria-IMT™ at one HLA locus. She was not on study long enough to be evaluated for her response.

●	Patients 01-002, 05-002 and 01-005 who showed objective evidence of tumor shrinkage all matched the Bria-IMT™ cell line at least at one HLA locus and all had evidence of DTH responses to Bria-IMT™ and/or the parent cell line (SV-BR-1 – the breast cancer cell line from which Bria-IMT™ was derived). Patients who did not develop a DTH response did not show evidence of tumor shrinkage.

●	Patients 01-002 and 05-002 had grade I/II tumors. Both of them also had two HLA matches with Bria-IMT™. Two other patients with grade II tumors (patient 03-001 and 06-001) had stable disease on the study and were also considered to have received clinical benefit from the treatment. (Clinical benefit was defined as some evidence of tumor shrinkage (including a mixed response with shrinkage of some tumors but progression of others, as for 05-002) with over 90 days on study; or as stable disease, a partial response or a complete response as per RECIST criteria). Neither 03-001 or 06-001 had HLA matches with Bria-IMT™, suggesting that HLA matching may not be required for clinical benefit in patients with grade I/II tumors. Thus, four of the six patients with grade I/II tumors exhibited clinical benefit. One of the remaining patients showed no evidence of an immune response as evaluated by DTH. Thus, four of the five grade I/II patients able to develop an immune response, as noted by DTH, exhibited clinical benefit.

●	These preliminary data indicate that the Bria-IMT™ regimen in advanced breast cancer patients is well tolerated, able to elicit an immune response and induce reduction in tumor burden.

●	Another phase I/IIa study was initiated evaluating the combination of the Bria-IMT™ regimen with KEYTRUDA® (pembrolizumab). This combination combines the induction of an immune response by Bria-IMT™ (putting the foot on the gas of the immune response) with the ability of KEYTRUDA® to block the PD-1 – PD-L1 immune checkpoint (take the foot off the brakes of the immune response).

●	Eleven patients with advanced breast cancer (median of four prior systemic therapy regimens) have been treated with this regimen with cycles every three weeks for a median of three cycles (range 1 – 9 cycles).

●	Two patients had evidence of tumor regression, both of whom had robust immune responses (as measured by DTH) to Bria-IMT™. Both of them had grade II tumors. One matched Bria-IMT™ at two HLA types (06-005) while the other did not match Bria-IMT™ at any HLA types (06-001, who “rolled over” from the WRI-GEV-007 study where she had stable disease), suggesting that the Bria-IMT™ regimen, when given in combination with a PD-1 inhibitor, may be able to induce tumor regression without an HLA match especially in patients with grade I/II tumors. One additional patient (06-004) in this study had a grade II tumor and was noted to have stable disease. The other seven patients treated had grade III tumors (poorly differentiated). Thus, all three of the patients with grade I/II tumors showed evidence of clinical benefit.

●	Following the establishment of a collaboration with Incyte Corporation, this study is being altered to evaluate the combination of the Bria-IMT™ regimen with INCMGA00012 (anti-PD-1 antibody similar to KEYTRUDA®) and epacadostat (inhibitor of IDO, which suppresses the immune response). The combination with KEYTRUDA® has been discontinued but will be resumed in an investigator-initiated study.

●	The data confirms the “HLA Matching Hypothesis” and supports BriaCell’s strategy for the development of Bria-OTS™, BriaCell’s first personalized off-the-shelf immunotherapy for advanced breast cancer.

About Bria-IMT™

Developed and characterized by a team of dedicated scientists and clinicians, Bria-IMT™ (SV-BR-1-GM) is a targeted immunotherapy being developed for the treatment of breast cancer. Bria-IMT™ is a genetically engineered human breast cancer cell line with features of immune cells and clinically applied as a targeted immunotherapy.

In short, Bria-IMT™ immunotherapy is a genetically engineered human breast cancer cell line derived from a grade II tumor which activates the immune system to attack and destroy breast cancer tumors.

Mechanism of Action of Bria-IMT™: The mechanism of action of Bria-IMT™ is currently under investigation. It is likely that the expression of certain breast cancer antigens (proteins expressed in breast cancer cells) in Bria-IMT™ generates strong T cell and potentially antibody and responses – resulting in recognition and destruction of cancerous cells.37

Bria-IMT™ is designed to secrete GM-CSF, a factor that stimulates components of the immune system. Specifically, GM-CSF activates dendritic cells, the cells that start immune responses. These activated dendritic cells then activate T cells, a key component of the immune system, to recognize the tumor cells as foreign, and eliminate them. To amplify this action, we have combined Bria-IMT™ with other immune system activators including cyclophosphamide (used in low doses to reduce immune suppression), and interferon-α, a cytokine that further activates the immune system. We believe this approach of simultaneous activation of the immune system via different pathways will improve the immune system response to attack and destroy cancer cells.

Using BriaCell’s novel technology platform and our strong research and development capabilities, BriaCell plans to develop Bria-OTS™, a personalized off-the-shelf immunotherapy for breast cancer, and similar immunotherapy cell lines for other cancer indications.

●	Bria-OTS™ is under development as an off-the-shelf personalized immunotherapy for advanced breast cancer.

●	The concept for Bria-OTS™ comes from BriaCell’s work with Bria-IMT™, where BriaCell noted that if a patient “matches” Bria-IMT™ in their HLA type, they were more likely to respond.

●	HLA molecules are the molecules that start immune responses but are polymorphic – i.e. they are different in different people, although some people will share the same HLA molecules (referred to as HLA alleles or HLA types).

●	Bria-OTS™ is made from cell lines that are genetically engineered to expresses the immune boosters GM-CSF and interferon-α, as well as specific HLA types (a.k.a. alleles).

●	Different cell lines are being pre-manufactured to express different HLA types covering >99% of the overall breast cancer patient population.

●	Using the BriaDX™, a companion diagnostic test performed on the patient’s saliva, the suitable personalized treatment will be selected for each patient for administration.

●	This approach allows personalized treatment without the need for personalized manufacturing. Additionally, it saves time, and skips expensive and complicated manufacturing procedures associated with other personalized treatments.

●	Bria-OTS™ cell lines are being engineered with the goal of transferring them to production in 2020 and commencing clinical evaluation in 2021 (expected authorization by FDA and expected first patient to be dosed in 2021) with safety and efficacy data expected to be released during 2021 and 2022.

BriaDx™

BriaDx™ is a diagnostic test that BriaCell is developing to identify the patients most likely to respond to Bria-IMT™. Currently, BriaDx™ includes HLA typing of the patients as patients having HLA alleles also present in Bria-IMT™ appear to have a higher likelihood of responding to the Bria-IMT™ regimen with tumor shrinkage. Additional markers of potential diagnostic use are being developed based on the expression of specific biomarkers in the responder (i.e. biomarkers which identify the patients for which Bria-IMT™ immunotherapy appears more effective) vs the non-responder patients from clinical studies of Bria-IMT™ in advanced breast cancer patients.

37 Lacher M.D., Bauer G. Fury B., Graeve S., Fledderman E.L., Petrie T.D., Coleal-Bergum D.P., Hackett T., Perotti N.H., Kong Y.Y., Kwok W.W., Wagner J.P., Wiseman C.L., and Williams W.V. SV-BR-1-GM, a Clinically Effective GM-CSF- Secreting Breast Cancer Cell Line, Expresses an Immune Signature and Directly Activates CD4+ T Lymphocytes. Frontiers in Immunology 2018; 9: Article 776.

Blood and tumor samples from the patients are analyzed using cutting-edge technologies including gene expression analysis and assessment of the levels of antibodies predicted to bind to Bria-IMTTM.

The insights gained from biomarker studies conducted to date have provided us with a solid basis for the development of Bria-OTS™, an off-the-shelf personalized immunotherapy which would match over 99% of patients with advanced breast cancer.

BriaDx™ is being developed to help understand which patients are most likely to respond to Bria-IMT™ targeted immunotherapy. Based on the proposed mechanism of action of Bria-IMT™, HLA molecules play a key role inducing cellular immune responses to Bria-IMT™ which boosts the patient’s immune response to their cancer.

HLA molecules are polymorphic, in that they are different in different individuals, but shared by some individuals (similar to eye color). Based on our clinical data to date, we hypothesize that patients with HLA alleles also present in Bria-IMT™ have a higher likelihood of responding to the Bria-IMT™ regimen with tumor regression. Therefore, BriaDx™, a companion diagnostic test, determines the patients’ HLA types.

Available Clinical Data for Treatment with the Bria-IMT™ Regimen

BriaCell conducted three Proof of Concept clinical trials, one using parental SV-BR-1 cells and the other two using Bria-IMT™ (i.e., genetically engineered SV-BR-1 cells – producing GM-CSF also called SV-BR-1-GM), in metastatic (i.e., Stage IV) breast cancer patients who had failed prior treatments. The patients were treated with the Bria-IMT™ regimen according to the following schedule, and the results are summarized below.

First Proof of Concept Trial

●	Used unmodified cell line (parental SV-BR-1 cells) + GM-CSF + cyclophosphamide.

●	N = 14 late stage, treatment-refractory breast cancer patients.

●	No significant adverse treatment-associated events, well tolerated.

●	Median Overall Survival = 12.1 months.

Second Proof of Concept Trial

●	Used Bria-IMT™ (genetically engineered SV-BR-1 cells – producing GM-CSF) with pre-dose, low dose cyclophosphamide and post-dose local interferon-α to boost the response (the Bria-IMT™ regimen).

●	N = 4 late stage, treatment-refractory (3 breast cancer (2 grade II and 1 grade III), and 1 ovarian cancer) patients.

●	No significant adverse treatment-associated events, well tolerated.

●	Median Overall Survival = 35 months.

●	One robust responder with greater than 90% regression during treatment, subsequent relapse (upon halting treatment) responded to re-treatment.

●	This patient matched Bria-IMT™ at a key HLA type (HLA-DRB3) and had a grade II tumor.

Third Proof of Concept Trial

Thirty patients were screened, 24 enrolled and 23 dosed in the Phase I/IIa study (2017-2018).

●	The Bria-IMT™ regimen included pre-dose low-dose cyclophosphamide (to reduce immune suppression), intradermal inoculation with 20-50 million irradiated Bria-IMT™ cells between two and three days later, with subsequent intradermal inoculation with interferon-α2b approximately two and four days later. The majority of AEs were limited to expected minor local irritation at the injection sites.

●	The 23 patients treated with this regimen received cycles every two weeks for the first month and then monthly. They were heavily pre-treated with a median of four prior systemic therapy regimens.

●	Patients were treated with a median of three cycles of therapy (range 1-8).

●	The Bria-IMT™ regimen was able to elicit both cellular immune responses (as evidenced by DTH responses in 85% of patients evaluated) and antibody responses (present in 58% of patients evaluated).

●	There were no serious, unexpected, drug-related AEs.

Most patients who have dropped out did so due to worsening of their underlying disease. Specifically, 14 patients terminated participation due to progressive disease, four withdrew, three due to mortality (unrelated to study drug), and two terminated participation due to adverse events (both judged unrelated to study drug).

In the combined experience of the second and third studies (which both use the same Bria-IMT™ regimen), disease control (stable disease or partial response) was evaluated.

●	Disease control was seen in four of twenty patients who match with Bria-IMT™ at one or more HLA locus, including in three of six patients who match Bria-IMT™ at two or more HLA loci further supporting our “HLA Matching Hypothesis”, and the development of Bria-OTS ™ to single match over 99% and double match approximately 90% of the patient population.

●	Effectiveness also depends on the ability of the patient to develop an immune response to Bria-IMT™ as measured by DTH to the Bria-IMT™ or to the parental cell line (SV-BR-1). Across both “monotherapy” studies (SVMC #01-026 and WRI-GEV-007), a positive DTH response was noted in 22 patients while five were not responsive.

●	Results are shown in the tables below, combining the second and third proof of concept studies which both used Bria-IMT™ in an identical regimen.

Disease Control* in Studies SVMC #01-026 and WRI-GEV-007 Based on HLA Matching to Bria-IMT™ and Immune Response to Treatment

Patients	HLA Match	Disease Control	Disease Control in Immune Responders
N=6	≥2	50%	75%
N=20	≥1	25%	33%
N=7	0	29%	29%
All Patients N=27		26%	32%

Disease Control in Studies SVMC #01-026 and WRI-GEV-007 Based on Tumor Grade

Patients	Grade I/II	Disease Control
All Patients N=27	8	63%
Immune Responders (as measured by DTH)
Immune Responders N=22	7	71%

●	Bria-IMT™ was dosed in 27 patients (four in 2004-2006, 23 in 2017-2018) as the Bria-IMT™ regimen alone.

●	Bria-IMT™ has been very well tolerated (over 100 doses given to date).

●	Tumor regression was seen in patients who were able to mount an immune response and matched Bria-IMT™ at HLA types, confirming our main hypothesis and supporting using HLA typing as a marker to predict who is most likely to respond.

●	BriaCell continues to monitor their clinical trials proposing that BriaDx™ would include HLA typing as well as other potential biomarkers (such as tumour grade or the ability to mount a DTH response) to identify the patients most likely to respond to the Bria-IMT™ regimen.

Development of Additional Immunotherapy Cell Lines

●	Based on these observations, BriaCell is extending this technology to other types of cancer by developing additional immunotherapy cell lines.

●	Cell lines currently being genetically engineered include a Prostate Cancer cell line (novel immunotherapy cell line (“NICL”) 1, or NICL1), a non-small cell lung cancer cell line (NICL2) and a melanoma cell line (NICL3).

●	Initial steps in the genetic engineering have been completed with subsequent steps planned for 2021 and 2022.

●	IND filings for these NICLs are anticipated starting in 2022.

Protein Kinase C Delta (PKCδ) Inhibitors

Overview

The delta isoform of the Protein Kinase C family (PKCδ) is implicated in a multitude of cellular responses to external and internal stimuli, playing both pro- and anti-tumorigenic roles. In contrast to PKCα, PKCδ does not seem to be required for survival of normal cells. In PKCδ knockout mice, mild lymphoproliferation was observed, but overall, PKCδ inhibition is well tolerated at the organismal level. BriaCell scientists develop small-molecule PKCδ inhibitors for use in those situations where PKCδ carries out pro-tumorigenic functions. Preliminary data suggest that PKCδ inhibition may be particularly beneficial in a subset of cancers with oncogenic Ras or with otherwise activated Ras signaling, for instance in endometrial cancers with estrogen-induced K-Ras stabilization. In particular, PKC δ inhibition may be of therapeutic use in cancers dependent on Ras signaling for proliferation, as shown in vitro for lung cancer. BriaCell, through its subsidiary Sapientia, uses structural information of Rottlerin, a PKCδ inhibitor with modest activity, and Staurosporine, a potent but nonspecific PKC inhibitor, to develop a series of “hybrid” compounds. This rational design approach is envisioned to yield molecules with, compared to Rottlerin, enhanced activity yet retained PKC δ-selectivity.

Strategy and Results

PKCδ inhibition was achieved with small molecules using a pharmacophore model based on Staurosporine and Rottlerin. One of the most promising molecules based on this approach, BC106 (BJE6-106), presents an IC50 for PKCδ inhibition of approximately 50 nM and is approximately 1000-fold more selective for PKCδ than for PKCα. In cellular and animal model studies, BC106 shows effective anti-proliferative and anti-tumor activity, but this molecule is not water soluble, hence not appropriate as a drug candidate. Efforts to improve water solubility have been initiated, with a series of compounds undergoing testing in in vitro kinase and cell-based assays.

To develop PKCδ inhibitors, BriaCell affiliates started with two molecules known to have PKC-inhibitory properties: Staurosporine and Rottlerin. Multiple chemical manipulations and testing resulted in BC106, one of the Company’s most effective compounds to-date. Staurosporine is a well-known Protein Kinase C inhibitor with anti-cancer activity, while Rottlerin, also known as Mallotoxin, opens potassium channels that have been used to induce apoptosis. Rottlerin has also been shown to be an immunosuppressive agent, affecting multiple oncogenic pathways. Although some reports claim that Rottlerin does not act primarily via PKCδ inhibition, BriaCell’s data supports Rottlerin-derived molecules as viable tumor suppressors.

The Company’s strategy for compound synthesis is based on a hitherto unexplored design concept, wherein functional moieties of two natural products known to strongly inhibit PKCδ – Rottlerin and Staurosporine – have been “intellectually cut” from each natural product and then covalently joined to make a novel, chimeric scaffold. The Company’s synthetic analogs, in essence, combine the bottom benzopyran moiety of Rottlerin and chemically join that to the indolyl carbazole moiety of Staurosporine. Further, new chimeric scaffolds are synthesized in a novel, convergent modular fashion allowing for the rapid assembly and testing of many derivatives.

Rottlerin was initially used because this molecule inhibits purified PKCδ at an IC50 of 3-5 μM in vitro, and in cultured cells with an IC50 of 5 μM. Rottlerin is relatively more selective for PKCδ than for PKCα (PKCδ IC50:PKCα IC50 ≈ 1:30). BriaCell further advanced its pharmacophore model using the Rottlerin-based prototype chimeric structure in combination with Staurosporine by incorporating protein structural data for the novel class PKCs. This strategy produced a second generation of PKCδ inhibitors with the “head” group resembling that of Staurosporine and the other domains conserved from the Rottlerin scaffold to preserve isozyme specificity. A second generation successful product is represented by BC128, which has an IC50 of 4 μM for PKCδ (similar to Rottlerin), and better isozyme selectivity (IC50 of >120 μM for PKCα). BC128 showed anti-tumor cell activity in vitro and in vivo.

BC106, the BriaCell’s most-recent “lead” compound, produces substantial cytotoxicity against multiple human tumor lines at nM concentrations (10-40 times lower than Rottlerin or BC128). BC106 dramatically inhibited the clonogenic capacity of RAS-mut tumor cell lines after as little as 12 hours of exposure. BC106 is 1000-fold more selective for PKCδ than for PKCα. The latter is an important finding because inhibition of PKCα is generally toxic to all cells (normal and malignant) and would make BC106 non-tumor-targeted.

Approximately 40% of melanomas harbor NRAS mutations and there is no effective RAS-targeted treatment available for this subgroup. BriaCell affiliates have demonstrated that NRAS-mutant melanoma cells were highly sensitive to PKCδ siRNA knock-down and to BC106 at nM concentrations. Clonogenic assays demonstrated that irreversible inhibition of proliferation required as little as 12 hours of exposure to Rottlerin or BC106.

BriaCell affiliates also assessed the effects of PKCδ inhibition on breast tumor growth and survival in a xenograft human breast cancer stem cell model. PKC δ inhibition prevented tumor grown and promoted the survival of the animals evaluated over the course of 300 days (note that the vehicle treated animals all died within the first 20 days of the study).

Furthermore, PKC δ inhibition also inhibited the growth of neuroendocrine cells.

Summary and Outlook – Early Stage Preclinical Program

●	30% of all human malignancies display activating RAS mutations with another 60% showing over-activity of Ras-signaling pathways.[38]

●	BriaCell’s novel, proprietary PKCδ inhibitors have shown activity against multiple RAS transformed tumors.[39]

●	This target has an attractive safety profile based on in vivo studies and knock out mouse studies.[40]

●	PKCδ also has potential activity as an immunotherapeutic by blocking TGFβ signaling.[41]

●	PKCδ inhibitors are applicable to specific niche tumor types which provide an accelerated clinical development plan.

●	Structural aspects of first-generation inhibitor rottlerin and staurosporine (pan-PKC inhibitor) were combined to create second generation inhibitor KAM1.

●	Third generation inhibitors such as BC-106 have improved potency and selectivity.

●	Fourth generation inhibitors are under development to optimize their drug-like characteristics.

●	PKCδ inhibitors lack endothelial cell cytotoxicity & PKCδ deficient mice develop normally and are fertile → No marked intrinsic toxicity by inhibiting PKCδ.

●	Candidate selection is anticipated in 2022.

38 Prior IA, Lewis PD, Mattos C. A comprehensive survey of Ras mutations in cancer. Cancer Res. 2012 May 15; 72(10): 2457–2467.

39 Xia, S., Forman, L. W. & Faller, D. V. Protein Kinase Cδ Is Required for Survival of Cells Expressing Activated p21RAS. J. Biol. Chem. 282, 13199–13210 (2007); Chen, Z. et al. Protein kinase Cδ inactivation inhibits cellular proliferation and decreases survival in human neuroendocrine tumors. Endocr. Relat. Cancer 18, 759–71 (2011); Xia, S., Chen, Z., Forman, L. W. & Faller, D. V. PKCδ survival signaling in cells containing an activated p21Ras protein requires PDK1. Cell. Signal. 21, 502–508 (2009); Liou, J. S., Chen, C.-Y., Chen, J. S. & Faller, D. V. Oncogenic Ras Mediates Apoptosis in Response to Protein Kinase C Inhibition through the Generation of Reactive Oxygen Species. J. Biol. Chem. 275, 39001–39011 (2000); Liou, J. S., Chen, J. S. & Faller, D. V. Characterization of p21Ras-mediated apoptosis induced by protein kinase C inhibition and application to human tumor cell lines. J. Cell. Physiol. 198, 277–294 (2004); Chen, C. Y., Liou, J., Forman, L. W. & Faller, D. V. Differential regulation of discrete apoptotic pathways by Ras. J. Biol. Chem. 273, 16700–9 (1998); Chen, C. Y. & Faller, D. V. Direction of p21ras-generated signals towards cell growth or apoptosis is determined by protein kinase C and Bcl-2. Oncogene 11, 1487–98 (1995); Chen, C. Y. & Faller, D. V. Phosphorylation of Bcl-2 protein and association with p21Ras in Ras-induced apoptosis. J. Biol. Chem. 271, 2376–9 (1996); Chen, C.-Y., Liou, J., Forman, L. W. & Faller, D. V. Correlation of genetic instability and apoptosis in the presence of oncogenic Ki-Ras. Cell Death Differ. 5, 984–995 (1998); Chen, C. Y. et al. The recruitment of Fas-associated death domain/caspase-8 in Ras-induced apoptosis. Cell Growth Differ. 12, 297–306 (2001).

40 Miyamoto A, Nakayama K, Imaki H, Hirose S, Jiang Y, Abe M, Tsukiyama T, Nagahama H, Ohno S, Hatakeyama S, Nakayama KI. Increased proliferation of B cells and auto-immunity in mice lacking protein kinase Cdelta. Nature. 2002 Apr 25;416(6883):865-9.

41 Wermuth PJ, Addya S, Jimenez SA. Effect of Protein Kinase C delta (PKC-δ) Inhibition on the Transcriptome of Normal and Systemic Sclerosis Human Dermal Fibroblasts In Vitro. PLoS ONE, November 2011, Volume 6, Issue 11, e27110; PMCID: PMC3214051; Li Z, Jimenez SA. Protein Kinase C δ and c-Abl Kinase Are Required for Transforming Growth Factor β Induction of Endothelial–Mesenchymal Transition In Vitro. Arthritis and Rheumatism, Vol. 63, No. 8, August 2011, pp 2473–2483 PMCID: PMC3134600; Bujor AM, Asano Y, Haines P, Lafyatis R, Trojanowska M. The c-Abl Tyrosine Kinase Controls Protein Kinase C δ –Induced Fli-1 Phosphorylation in Human Dermal Fibroblasts. Arthritis & Rheumatism, Vol. 63, No. 6, June 2011, pp 1729–1737. PMCID: PMC3381734.

Early Phase Programs

BriaCell is developing multi-specific binding reagents that simultaneously bind to an immune cell and a cancer cell, or just to a cancer cell, and activate the immune system against the cancer cells. The novel binding reagents are designed to act, among others, as potent immune cell activators/immune checkpoint inhibitors without the toxicity of current checkpoint inhibitors. The expected effect is a highly targeted therapy envisioned to selectively destroy cancer cells without affecting normal (non-cancerous) cells. This may mean less severe side effects for the treated cancer patients compared to alternative therapies. The Company cautions that these novel therapeutics are still under early-stage research and development and is not making any express or implied claims as to their success in cancer treatment or commercial viability. The patent application seeks protection for, among others, the design of new therapeutics and methods for their use. These are designated “Bria-TILs-Rx”. IND filings for Bria-TILs-Rx for the treatment of prostate cancer and epithelial and glandular cancer, respectively, are anticipated to be made in 2022 and require an additional approximately US$1,000,000 each.

On October 28, 2020, BriaCell entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Department of Health and Human Services, as represented by the NCI. Under the CRADA, NCI and BriaCell will work together to conduct preclinical studies to develop and test BriaCell’s proprietary Bria-OTS cellular immunotherapy as a treatment for cancer to improve and broaden applicability of this therapeutic strategy. Under the terms of the CRADA, BriaCell will provide funding (totaling $433,400 over three years) to support the project. The NCI estimates that 1.3 person-years of effort per year will be required to complete the CRADA research which includes the development of a mouse model of this therapeutic strategy. BriaCell and NCI will be using their combined expertise in tumor immunology, molecular biology and development of cellular therapies to design studies which are intended to trigger the immunologic pathways necessary to create potent immune responses against cancer. The goal of the collaboration is to develop novel therapeutics for future clinical collaborations, allowing cancer patients to potentially benefit from potent and personalized cancer immunotherapy.

Mechanism of Action of BRIA-IMT™ and BRIA-OTS™

The mechanism of action of Bria-IMT™/Bria-OTS™ is currently under investigation.

We believe that Bria-IMT™/Bria-OTS™ activates the patient’s immune system to recognize tumor cells and destroy them. We hypothesize that Bria-IMT™/Bria-OTS™ exerts its action via the patient’s antigen-presentation system (i.e. the system that presents antigen material on the surface of cells for recognition by the T cells of the immune system as either self (i.e., safe) or foreign (i.e., to be destroyed)). Specifically, Bria-IMT™/Bria-OTS is thought to stimulate dendritic cells, a key component of the antigen-presenting system, to display certain immunogenic (i.e., immune response-generating) protein fragments to T cells, which activates the T cells to destroy the tumor cells either directly, or indirectly by inducing a humoral (antibody-generating) immune response. In addition, we also have shown that Bria-IMT™ is capable of directly stimulating. T cells thereby potentially adding additional therapeutic benefits. The latter property of Bria-IMT™ is the basis of the Bria-OTS™ project as it requires HLA matching between the therapeutic cells and the patient.42

42 Lacher M.D., Bauer G. Fury B., Graeve S., Fledderman E.L., Petrie T.D., Coleal-Bergum D.P., Hackett T., Perotti N.H., Kong Y.Y., Kwok W.W., Wagner J.P., Wiseman C.L., and Williams W.V. SV-BR-1-GM, a Clinically Effective GM-CSF- Secreting Breast Cancer Cell Line, Expresses an Immune Signature and Directly Activates CD4+ T Lymphocytes. Frontiers in Immunology 2018; 9: Article 776.

BriaCell’s preliminary analyses have shown several up-regulated genes in Bria-IMT™ that encode proteins known to be immunogenic (i.e. immune response-generating), suggesting that Bria-IMT™ can stimulate the immune system against the cancer cells.

Bria-IMT™ is a human breast cancer cell line which expresses Her2/neu (a protein well known for its overexpression in breast cancer but also associated other epithelial malignancies including ovarian, pancreatic, colon, bladder and prostate cancers). Bria-IMT™ has been engineered to produce and secrete GM-CSF, a protein that promotes dendritic cell function, a key component of the immune system, and hence activates the immune system.

Potential Mechanisms of Specific Immune Activation in Advanced Breast Cancer

1.	Bria-IMT/OTS™ produces breast cancer antigens (proteins made by breast cancer cells).

2.	Bria-IMT/OTS™ secretes GM-CSF which further promotes dendritic cell-based antigen presentation (boosts the response).

3.	Breast cancer antigens are taken up by dendritic cells and “presented” to CD4+ and CD8+ T cells implicated in tumor destruction.

4.	Bria-IMT/OTS™ directly stimulates cancer fighting CD4+ and CD8+ T cells (further boosts the response).

5.	Bria-IMT/OTS™ biological activity depends on HLA matching of Bria-IMT/OTS™ and the patient.

Clinical Trials

Phase I/IIA Combination Study of BRIA-IMT™ with Immune Checkpoint Inhibitors in Advanced Breast Cancer

The FDA approved the combination study of Bria-IMT™ with immune checkpoint inhibitors in advanced breast cancer (third line or later). The initial study used pembrolizumab (KEYTRUDA®, purchased by the Company as the Company does not have an agreement with Merck for the supply of KEYTRUDA®). The Company dosed 11 patients with this combination and no dose limiting toxicities were observed. Additionally, evidence of additive or synergistic activity was observed.

The combination with KEYTRUDA® was discontinued and the study was subsequently modified to use a combination of Bria-IMT with the Incyte PD-1 inhibitor (INCMGA00012) and epacadostat. The Company anticipates additional safety and efficacy data for the combination of Bria-IMT™ with INCMGA00012 and epacadostat to be released throughout 2021 and 2022.

For the year ended July 31, 2021, research costs amounted to $1,315,497 as compared to $2,425,838 for the year ended July 31, 2021. The significantly reduced research investment is as a result of the slow down in clinical trials due to the impact of COVID-19 on both patient recruitment and ongoing fundraising efforts of the Company, prior to the completion of the Nasdaq public offering in February 2021.

We may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrollment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. We are continuing to assess our business plans and the impact COVID-19 is having on our clinical trial timelines and our ability to recruit candidates for clinical trials, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. We currently believe that the execution of our clinical trials and research programs are delayed by at least one quarter due to COVID-19.

One patient transitioned from combined treatment of the Bria-IMT™ regimen with KEYTRUDA® to combination treatment with INCMGA00012. She has continued to have stable disease with further reduction in the size of some of her breast cancer nodules around the brain including disappearance of one nodule behind the left eye which was causing proptosis (pushing the eye forward). This nodule has completely disappeared and her eye has gone back into place.

Rationale for the Combination Study of Bria-IMT™ with Immune Checkpoint Inhibitors

The immune checkpoint inhibitors such as anti-PD-1 antibodies have come to the forefront in the fight against cancer with substantial benefits for some patients. Recently, the significance of immune checkpoint inhibitors was recognized by the Nobel committee by awarding Dr. Tasuku Honjo and Dr. James P. Allison with the 2018 Nobel Prize in Physiology or Medicine (Scientists behind game-changing cancer immunotherapies win Nobel medicine prize), validating the Company’s decision to initiate a combination therapy with immune checkpoint inhibitors.

Drs. Alison and Honjo independently, using different strategies, showed a new approach of treating patients by awakening certain cells of the immune system, T cells, to attack tumors. This new approach of treating patients with immune checkpoint inhibitors (such as anti-PD-1 antibodies), designed to overcome immune suppression in cancer patients, is revolutionizing the fight against cancer.

In 2010 a pre-clinical study by Dr. Allison’s group showed that combination with anti-PD-1 antibodies potentiated the tumor-destroying effect of melanoma cells engineered to produce GM-CSF, a substance that activates the immune system, compared to the treatment with the GM-CSF producing cells alone. Bria-IMT™, a breast cancer cell line, also produces GM-CSF. Bria-IMT™ has been shown to indirectly and directly stimulate T cells, and hence has displayed immune-activating properties. BriaCell has published these findings in a leading immunology journal. It is important to note that anti-PD-1 antibodies have not been shown to work on their own in breast cancer.

KEYTRUDA® (pembrolizumab)

Manufactured by Merck & Co., Inc., KEYTRUDA® (pembrolizumab) is a prescription medicine that may treat certain cancers by working with the immune system. It has been approved for the treatment of a number of cancer indications excluding breast cancer. The company is not a party to any agreements with Merck for the supply of KEYTRUDA®.

●	A phase I/IIa study was initiated evaluating the combination of the Bria-IMT™ regimen with KEYTRUDA® (pembrolizumab). This combination combines the induction of an immune response by Bria-IMT™ (putting the foot on the gas of the immune response) with the ability of KEYTRUDA® to block the PD-1 – PD-L1 immune checkpoint (take the foot off the brakes of the immune response).

●	The study was planned to enroll up to 48 patients.

●	Eleven patients with advanced breast cancer (median of four prior systemic therapy regimens) have been treated with this regimen with cycles every three weeks for a median of three cycles (range 1 – 9 cycles).

●	Two patients had evidence of tumor regression, both of whom had grade II tumors and also had robust immune responses (as measured by DTH) to Bria-IMT™. One matched Bria-IMT™ at two HLA types while the other did not match Bria-IMT™ at any HLA types, suggesting that the Bria-IMT™ regimen, when given in combination with a PD-1 inhibitor, may be able to induce tumor regression without an HLA match especially in patients with grade I/II tumors. One other patient in this cohort had a grade II tumor and that patient had stable disease. Thus, of the three patients with grade I/II tumors treated with the combination of the Bria-IMT™ regimen with pembrolizumab, all three had evidence of clinical benefit as typically defined. BriaCell purchased the KEYTRUDA® for this study without a collaboration with Merck while pursuing other avenues to collaborate with a company that has an anti-PD-1 antibody and/or other immune checkpoint inhibitors to use in combination with the Bria-IMT™ regimen. BriaCell has obtained such an agreement with Incyte Corporation as noted below. Based on this, the combination therapy study (BRI-ROL-001) has been amended to evaluate combination of the Bria-IMT™ regimen with Incyte’s PD-1 inhibitor and epacadostat as noted below. The combination with KEYTRUDA® has been discontinued.

BriaCell & Incyte Collaboration and Supply Agreement

The following summarizes the non-exclusive clinical trial collaboration to evaluate the effects of combinations of novel clinical candidates:

●	The clinical study will focus on (but not limited to) BriaCell’s lead candidate, Bria-IMT™, in combination with Incyte’s selected compounds for advanced breast cancer.

●	Incyte is providing compounds from its development portfolio, including INCMGA0012, an anti-PD-1 monoclonal antibody, and epacadostat, an IDO1 inhibitor, for use in combination studies with BriaCell’s lead candidate, Bria-IMT™.

●	Incyte is a global biopharmaceutical company focused on discovering and developing novel therapeutics in oncology and other serious diseases.

●	The first six patients will receive the Bria-IMT™ regimen in combination with INCMGA00012. Once safety of the combination has been established, subsequent cohorts are planned to receive a triple combination of the Bria-IMT™ regimen with INCMGA00012 and epacadostat.

●	Dosing of the novel combinations commenced in the fourth quarter of 2019.

●	The Company anticipates safety and efficacy data to be released during 2022 and 2023.

●	Pending discussions with the Food and Drug Administration (FDA), a registration study focused on, but not limited to, Bria-IMT™, in combination with Incyte’s selected compounds for advanced breast cancer is planned to commence 2022 with the Bria-OTS™ program following by approximately 8-10 quarters.

Additional data was presented at the American Association for Cancer Research San Antonio Breast Cancer Meeting on December 10-11, 2020. The data presented summarized the clinical and pathological data of the Bria-IMT™ monotherapy (i.e. the Bria-IMT™ regimen alone) study and Phase I/IIa clinical study of Bria-IMT™ in combination with immune checkpoint inhibitors including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and more recently, Incyte’s INCMGA00012 (by Incyte Corporation), in advanced breast cancer. Thirty patients were treated with the Bria-IMT™ regimen (19 with the Bria-IMT™ regimen alone, four who began on the Bria-IMT™ regimen and transitioned to combination with a combination with Incyte’s INCMGA00012, and seven with combination therapy with of Bria-IMT™ with KEYTRUDA®). Eleven of those patients had moderately-well differentiated tumors. 70% of these patients who were able to develop an immune response showed disease control suggesting that the Bria-IMT™, with a molecular signature most closely related to moderately-well differentiated tumors, may result in disease control especially in patients with moderately-well differentiated tumors. These patients were very heavily pre-treated with a median of seven prior systemic therapy regimens (including chemotherapy, biological and “targeted” therapy). The median PFS of this cohort was 5.7 months in the monotherapy study, and 6.9 months in combination therapy. Of the group, there were nine patients with evaluable lesions including six with stable disease and two with partial responses according to RECIST criteria. One patient with stable disease had a marked reduction in numerous non-target lesions. The data suggests clinical and survival benefit for patients with moderately-well differentiated tumors who were treated with the Bria-IMT™ regimen with or without check point inhibitors. Notably, the survival benefit was higher in the group that received the Bria-IMT™ regimen with check point inhibitors suggesting an additive or synergistic effect.

The median OS for the combined monotherapy and combination therapy was 12.5 months (data on six patients with moderately-well differentiated tumors). An OS of 7.2-9.8 months in similar patients with metastatic breast cancer in the third line setting has recently been published (Kazmi S, et al. “Overall survival analysis in patients with metastatic breast cancer and liver or lung metastases treated with eribulin, gemcitabine, or capecitabine.” Breast Cancer Res Treat. 2020). This suggests a potentially significant survival benefit for the patients treated with the Bria-IMT™ regimen alone or in combination with check point inhibitors.

Marketing and Sales Strategy

The product will initially be marketed to oncologists who are well versed in the use of immunotherapy for cancer. Partnering with other pharma companies in order to market combinations with a number of drugs is also an option that we intend to pursue. This study will utilize a frozen formulation which consists of irradiated SV-BR-1-GM cells in viable freezing media. This formulation will permit stockpiling of the immunotherapy so that it can be sent on demand to clinical sites. The eventual goal is to reach all oncologists who treat late stage breast cancer either by direct outreach or by partnering with another company that has an established presence in the oncology space.

Other Commercial Considerations

There is a high unmet medical need in late stage breast cancer, providing potential for accelerated approval of Bria-IMT™. The FDA is interested in facilitating the availability of novel therapies of patients with unmet medical needs, especially those that can target the population most likely to respond. In addition, Bria-IMT™ may fit the description of an orphan drug, especially if HLA matching and/or limitation to grade I/II tumors is required. These two facts may help facilitate accelerated approval of Bria-IMT™.

Production and Marketing Plan

Bria-IMT™ cells grow in simple tissue culture media and are irradiated prior to inoculation. Bria-IMT™ manufacturing will be performed by Contract Manufacturing Organizations. Recently we have been working with KBI Biopharma, Inc. (“KBI”) who have developed a frozen formulation, where the cells are grown, harvested and irradiated followed by cryopreservation in a viable state. The cells are stockpiled and shipped directly to clinical sites for inoculation. Each lot of Bria-IMT™ is tested for potency (GM-CSF production), identity (HER2+ and ER/PR-) and adventitious agents to rule out contamination with infectious agents. To date, there have been no issues with these tests. Additional manufacturing facilities have been evaluated and may be enlisted as demand grows.

Marketing will target oncologists who are well versed in the use of immunotherapy and cancer vaccines and especially breast cancer treatment centers. The initial target will be patients with metastatic or recurrent breast cancer who have failed at least two prior treatment regimens. We plan to develop the clinical data for Bria-IMT™ and use this information to reach out to oncologists seeking additional therapeutic options for their patients. We will include in this effort a physician education campaign targeting the oncologists most likely to treat metastatic breast cancer. As these physicians become more aware of the data regarding Bria-IMT™ in breast cancer, we will make sure they also understand how best to use Bria-IMT™ in combination with other therapies that have complementary of synergistic mechanisms of action. This will also come from the clinical studies described above focusing on combination therapy. Partnering with other pharma companies in order to market a number of drugs is also an option that we intend to pursue. Our eventual goal is to reach all oncologists who treat late stage breast cancer either by direct outreach or by partnering with another company that has an established presence in the oncology space.

License Agreements

On July 24, 2017, the Company entered into the Share Exchange Agreement with its wholly-owned subsidiary, BTC, and Sapientia, including all the shareholders of Sapientia. Sapientia, a biotechnology company based in Havertown, PA, is developing novel targeted therapeutics for multiple indications including several cancers and fibrotic diseases.

Pursuant to the terms of the Share Exchange Agreement, BriaCell Therapeutics Corp. agreed to acquire from the Sapientia shareholders all of the issued and outstanding shares in the capital of Sapientia in consideration to the Sapientia shareholders, pro rata, of an aggregate of 8,333 common shares in the capital of BriaCell (the “Transaction”), which were issued on September 5, 2017.

As part of the Transaction, BriaCell acquired the license agreement Sapientia entered into with Faller-Williams Technology (“FWT”), dated March 16, 2017, (the “License Agreement”), pursuant to which BriaCell acquired all rights, including composition of matter patents (the “PKCδ Patents”), and preclinical study data to a novel therapeutic technology platform, PKCδ inhibitors, which represents a unique, highly-targeted approach to treat cancer and to boost the immune system.

Pursuant to the License Agreement, FWT is eligible to receive certain milestone payments, including i) $5,000,000 upon the filing of each New Drug Application with the FDA with respect to products disclosed and/or described in the PKCδ Patents (the “PKCδ Products”); ii) $25,000,000 upon final approval of each New Drug Application by the FDA for the marketing of a PKCδ Product; iii) $1,000,000 upon the filing of each Marketing Authorization Application (“MAA”) with the Medicines and Healthcare Products Regulatory Agency of United Kingdom or the Committee for Medicinal Products for Human Use of the European Commission with respect to a PKCδ Product; and iv) $5,000,000 upon the final approval of each MAA with the Medicines and Healthcare Products Regulatory Agency of United Kingdom or the Committee for Medicinal Products for Human Use of the European Commission for the marketing of a PKCδ Product.

FWT is eligible to receive certain royalty payments. Following the first commercial sale of a PKCδ Product in the United States, FWT shall receive i) 5% of worldwide net sales of PKCδ Products encompassed by one or more valid claims of the PKCδ Patents and/or improvements thereto, and ii) 2.5% of worldwide net sales from PKCδ Products not encompassed within one or more valid claims of the PKCδ Patents. Additionally, upon BriaCell’s receipt of marketing approval for a PKCδ Product from the FDA, the Medicines and Healthcare Products Regulatory Agency of United Kingdom, the Committee for Medicinal Products for Human Use of the European Commission or an equivalent authority, FWT shall receive minimum royalty payments of $250,000 per year.

Unless terminated earlier pursuant to the provisions therein, the License Agreement shall expire ten years after the last PKCδ Patent expires.

Intellectual Property

The proprietary nature of, and protection for, the Company’s current and/or any future product candidates, processes and know-how are important to its business, as is its ability to operate without infringing on the proprietary rights of others, and to prevent others from infringing its proprietary rights. The Company seeks patent protection in the U.S. and internationally for its current and future product candidates it may develop through other technology. In order to protect its proprietary technologies, the Company relies on combinations of application for patent and trade secret protection, as well as confidentiality agreements with employees, consultants, and third parties.

The Company has filed and own or have licensed all rights in the following pending patent applications and issued patents:

Filed with the United States Patent and Trademark Office (“USPTO”) on June 14, 2004, U.S. Patent No. 7,674,456 B2, includes claims to the following:

1.	Compositions comprising SV-BR cells

2.	Therapeutic methods of using said compositions

On February 27, 2017, BriaCell filed an international patent application under the Patent Cooperation Treaty (“PCT”) to further expand its intellectual property portfolio underlying the Company’s current and anticipated pipeline of whole-cell cancer immunotherapeutics including Bria-IMT™ and Bria-OTS™. The PCT application (PCT/US2017/019757) claims priority to two provisional patent applications filed by the Company with the USPTO in 2016. It, in essence, provides the framework for additional whole-cell cancer immunotherapeutics beyond Bria-IMT™ and strategies for patient-specific selection of the most likely effective whole-cell immunotherapeutic (BriaDx™). The PCT application entered the National Phase in the second half of 2018.

On July 24, 2017 BriaCell obtained the exclusive license to certain patents related to PKCδ inhibitor technology that includes patents to specific compounds, methods of using the compounds, and methods of assessing patients regarding the compounds. These patents include U.S. Patent No. 9,364,460, which was issued on June 14, 2016; U.S. Patent No. 9,572,793, which issued on February 21, 2017; U.S. Patent No. 9,844,534, which was issued December 19, 2017; and EP Patent No. 2897610, which was issued on January 10, 2018.

To the knowledge of the Company’s management, there are no contested proceedings or third-party claims over any of our patent applications. Our success depends upon our ability to protect our technologies through intellectual property agreements including patents, trademarks, know-how, and confidentiality agreements. However, there can be no assurance that the above-mentioned patent applications will be approved by the appropriate agencies.

All of the technology for which patents are currently sought is owned by the Company. Our patents are entirely owned or exclusively licensed by the Company.

Competition

Cancer immunotherapy has become a significant growth area for the biopharmaceutical industry, attracting large pharmaceutical companies as well as small niche players. Generally, our principal competitors in the cancer immunotherapy market comprise both companies with currently approved products for various indications, such as manufacturers of approved bispecific antibodies, CAR-T cells, and checkpoint inhibitors, as well as companies currently engaged in cancer immunotherapy clinical development. The large and medium-size players who have successfully obtained approval for cancer immunotherapy products include Bristol-Myers Squib Company, Merck & Co., Inc., Genentech, Inc. (a subsidiary of Roche Holding AG), AstraZeneca PLC, Celgene Corporation, Johnson & Johnson/Janssen Pharmaceuticals, Amgen, Novartis, Acerta Pharmaceuticals (a subsidiary of AstraZeneca), Juno Therapeutics, Inc. (a subsidiary of Celgene), Kite Pharma, Inc., a wholly-owned subsidiary of Gilead Sciences, Inc. and Pfizer, Inc./EMD Serono, Inc. Most of these companies, either alone or together with their collaborative partners, have substantially greater financial resources than does BriaCell.

Companies developing novel products with similar indications to those we are pursuing are expected to influence our ability to penetrate and maintain market share. For patients with early stage breast cancer, adjuvant therapy is often given to prevent recurrence and increase the chance of long-term DFS. Adjuvant therapy for breast cancer can include chemotherapy, hormonal therapy, radiation therapy, or combinations thereof. In addition, the HER2 targeted drug trastuzumab (HERCEPTIN) - alone or in combination with pertuzumab (PERJETA), both manufactured and marketed by Roche/Genentech may be given to patients with tumors with high expression of HER2 (IHC 3+), as well as other novel targets such as MUC1, which may be useful in treating breast cancer. In addition, the FDA recently approved the first ever immunotherapy regimen for breast cancer to the Roche/Genentech PD-L1 checkpoint inhibitor atezolizumab (TECENTRIQ), combined with Celgene’s nab-paclitaxel (ABRAXANE) for TNBC that cannot be removed with surgery and is locally advanced or metastatic.

There are a number of cancer vaccines in development for breast cancer, including but not limited toTPIV200 (Marker Therapeutics, Inc.), AE-37 (Antigen Express), and Stimuvax (Merck KgA). While these development candidates are aimed at a number of different targets, and AE-37 has published data in the HER2 breast cancer patient population, there is no guarantee that any of these compounds will not in the future be indicated for treatment of low-to-intermediate HER2 breast cancer patients and become directly competitive with NPS.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do, and also have greater experience in obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for cancer immunotherapy products and achieving widespread market acceptance. Our competitors’ treatments may be more effectively marketed and sold than any products we may commercialize, thus causing limited market share before we can recover the expenses of developing and commercializing of our cancer immunotherapy product candidate.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These activities may lead to consolidated efforts that allow for more rapid development of cancer immunotherapy product candidates.

These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, the ability to work with specific clinical contract organizations due to conflict of interest, and also the conduct of trials in the ability to recruit clinical trial sites and subjects for our clinical trials.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, price and the availability of reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are viewed as safer, more convenient or less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our current product candidates or any other future product candidate, which could result in our competitors establishing a strong market position before we are able to enter the market.

Employees

As of July 31, 2021, we had five full-time employees and one part-time employee, located in New York, NY; Los Angeles, CA; Havertown, PA and Tel Aviv, Israel.

For the six-months ended January 31, 2021 the average number of employees, including executives, has been three, of whom two were executive management and one is engaged in research and development. Of these three employees, two were located in California and one in Pennsylvania. For each of the years ended July 31, 2017, 2018, 2019 and 2020, the average number of employees, including executives, has been four, of whom two were executive management and two were engaged in research and development. Of these four employees, three were located in California and one in Pennsylvania.

Research and Development Activities and Costs

For information regarding our clinical studies, please see above under the caption “Description of the Business – Clinical Trials.”

For the years ended July 31, 2021, 2020, 2019, 2018, 2017, and 2016 we incurred $1,315,497, $2,425,838, $4,002,676, $2,533,642, and $1,730,518 and $769,184, respectively, of net research and development expense.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, active pharmaceutical ingredients, and finished product candidate for our clinical trials. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Bria-IMT™ is currently manufactured under cGMP pursuant to agreements with the University of California, Davis Health System and with KBI, which is located in The Woodlands, Texas.

On June 11, 2015, the Company entered into an Agreement for Services with The Regents of the University of California, acting for and on behalf of its University of California, Davis Health System (“UC Davis”), pursuant to which UC Davis manufactures Bria-IMT™ (previously known as BriaVax) at its GMP facility. The Company pays UC Davis certain hourly rates depending on the specific services provided by UC Davis in connection with its manufacturing of Bria-IMT™.

Pursuant to the Company’s master services agreement with KBI, dated March 17, 2017, KBI has conducted developmental studies to derive and optimize a cryopreserved formulation of Bria-IMT™ (previously known as BriaVax) as a research working cell bank of final drug product doses suitable for cold chain shipment (the “KBI Services”). The Company pays for the cost of materials, consumables, and third party services, plus an additional 5% fee to compensate KBI for the cost of purchasing, material handling, inventory and administration and management of third party services necessary for KBI to perform the KBI Services. The master services agreement with KBI terminates on March 17, 2022.

Sales and Marketing

Our future commercial strategy may include the use of strategic partners, distributors, a contract sale force, or the establishment of our own commercial and specialty sales force, as well as similar strategies for regions and territories outside the United States. We plan to further evaluate these alternatives as we approach approval for the use of our product candidates for one or more indications.

Property, Plant and Equipment

The Company does not own any real property. BriaCell’s corporate offices in Canada are located at Suite 300, Bellevue Centre, 235-15th Street, West Vancouver, BC V7T 2XI, and its corporate and research offices in the United States are located at 820 Heinz Avenue, Berkeley, California, 94710.

We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and suitable for the conduct of our business.

RISK FACTORS

There are numerous and varied risks, known and unknown, that may prevent BriaCell from achieving its goals. The risk described below are not the only ones BriaCell will face. If any of these risks actually occurs, BriaCell’s business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of BriaCell’s securities could decline and investors in such securities could lose all or part of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations. See also “Forward-Looking Statements.”

General Business Risk and Liability

BriaCell has a history of losses, may incur future losses and may not achieve profitability.

BriaCell is a development stage immune-oncology biotechnology corporation that to date has not recorded any revenues from the sale of diagnostic or therapeutic products. Since incorporation, BriaCell has accumulated net losses and expects such losses to continue as it commences product and pre-clinical development and eventually enters into license agreements for its technology. We incurred net losses of $4,712,789, $4,024,536 and $428,334 in the fiscal years ended July 31, 2019, 2020 and 2021, respectively. Management expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. BriaCell has neither a history of earnings nor has it paid any dividends and it is unlikely to pay dividends or enjoy earnings in the immediate or foreseeable future.

BriaCell is an early-stage development company.

The Company expects to spend a significant amount of capital to fund research and development. As a result, the Company expects that its operating expenses will increase significantly and, consequently, it will need to generate significant revenues to become profitable. Even if the Company does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company cannot predict when, if ever, it will be profitable. There can be no assurances that the Intellectual Property of BriaCell, or other technologies it may acquire, will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed. The Company will be undertaking additional laboratory studies or trials with respect to the Intellectual Property of BriaCell, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Lack of Supporting Clinical Data.

The clinical effectiveness and safety of any of the Company’s developmental products is not yet supported by clinical data and the medical community has not yet developed a large body of peer reviewed literature that supports the safety and efficacy of the Company’s products. If future studies call into question the safety or efficacy of the Company’s products, the Company’s business, financial condition, and results of operations could be adversely affected.

BriaCell has an unproven market for its product candidates.

The Company believes that the anticipated market for its potential products and technologies if successfully developed will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

BriaCell may not succeed in adapting to and meeting the business needs associated with its anticipated growth.

Anticipated growth in all areas of BriaCell’s business is expected to continue to place a significant strain on its managerial, operational and technical resources. The Company expects operating expenses and staffing levels to increase in the future. To manage such growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that the Company will be able to manage its expanding operations effectively. Any failure to implement cohesive management and operating systems, to add resources on a cost-effective basis or to properly manage the Company’s expansion could have a material adverse effect on its business and results of operations.

BriaCell is heavily reliant on third-parties to carry out a large portion of its business.

The Company does not expect to have any in-house manufacturing, pharmaceutical development or marketing capability. To be successful, a product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and in reasonable time frames and at accepted costs. The Company intends to contract with third parties to develop its products. No assurance can be given that the Company or its suppliers will be able to meet the supply requirements in respect of the product development or commercial sales.

Production of therapeutic products may require raw materials for which the sources and amount of supply are limited, or may be hindered by quality or scheduling issues in respect of the third party suppliers over which the Company has limited control. An inability to obtain adequate supplies of raw materials could significantly delay the development, regulatory approval and marketing of a product. The Company has limited in-house personnel to internally manage all aspects of product development, including the management of multi-center clinical trials. The Company is significantly reliant on third-party consultants and contractors to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Company’s success.

To be successful, an approved product must also be successfully marketed. The market for the Company’s product being developed by the Company may be large and will require substantial sales and marketing capability. At the present time, the Company does not have any internal capability to market pharmaceutical products. The Company intends to enter into one or more strategic partnerships or collaborative arrangements with pharmaceutical companies or other companies with marketing and distribution expertise to address this need. If necessary, the Company will establish arrangements with various partners for geographical areas. There can be no assurance that the Company can market, or can enter into a satisfactory arrangement with a third party to market a product in a manner that would assure its acceptance in the marketplace. However, if a satisfactory arrangement with a third party to market and/or distribute a product is obtained; the Company will be dependent on the corporate collaborator(s) who may not devote sufficient time, resources and attention to the Company’s programs, which may hinder efforts to market the products.

Should the Company not establish marketing and distribution strategic partnerships and collaborative arrangements on acceptable terms, and undertake some or all of those functions, the Company will require significant additional human and financial resources and expertise to undertake these activities, the availability of which is not guaranteed. The Company will rely on third parties for the timely supply of raw materials, equipment, contract manufacturing, and formulation or packaging services. Although the Company intends to manage these third-party relationships to ensure continuity and quality, some events beyond the Company’s control could result in complete or partial failure of these goods and services. Any such failure could have a material adverse effect on the financial conditions and result of operation of the Company

Due to the complexity of the process of developing pharmaceutical products, the Company’s business may depend on arrangements with pharmaceutical and biotechnology companies, corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, technology rights, manufacturing, marketing and commercialization of its products. Such agreements could obligate the Company to diligently bring potential products to market, make milestone payments and royalties that, in some instances, could be substantial, and incur the costs of filing and prosecuting patent applications. There can be no assurance that the Company will be able to establish or maintain collaborations that are important to its business on favorable terms, or at all.

A number of risks arise from the Company’s potential dependence on collaborative agreements with third parties. Product development and commercialization efforts could be adversely affected if any collaborative partner terminates or suspends its agreement with the Company, causes delays, fails to on a timely basis develop or manufacture in adequate quantities a substance needed in order to conduct clinical trials, fails to adequately perform clinical trials, determines not to develop, manufacture or commercialize a product to which it has rights, or otherwise fails to meet its contractual obligations. The Company’s collaborative partners could pursue other technologies or develop alternative products that could compete with the products the Company is developing.

The Company has signed Non-Disclosure Agreements (“NDA”) with many different third parties as is customary in the industry. There is no guarantee that, despite the terms of the NDA which bind third parties, the Company will ultimately be able to prevent from such third parties from breaching their obligations under the NDA. Use of the Company’s confidential information in an unauthorized manner is likely to negatively affect the Company.

Pre-clinical studies and initial clinical trials are not necessarily predictive of future results.

Pre-clinical tests and Phase I/II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. Any pre-clinical data and the clinical results obtained for BriaCell’s technology may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

An inability to obtain raw materials or product supply could have a material adverse impact on the Company’s business, financial condition and results of operations.

Raw materials and supplies are generally available in quantities to meet the needs of the Company’s business. The Company will be dependent on third-party manufacturers for the pharmaceutical products that it markets. An inability to obtain raw materials or product supply could have a material adverse impact on the Company’s business, financial conditon and results of operations.

BriaCell must obtain additional capital to continue its operations.

The Company anticipates that additional capital will be required to complete its current research and development programs. It is anticipated that future research, additional pre-clinical and toxicology studies and manufacturing initiatives, including that to prepare for market approval and successful product market launch will require additional funds. Further financing may dilute the current holdings of shareholders and may thereby result in a loss for the shareholders. There can be no assurance that the Company will be able to obtain adequate financing, or financing on terms that are reasonable or acceptable for these or other purposes, or to fulfill the Company’s obligations under various license agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development of the Company’s technologies with the possible loss of license rights to these technologies.

Although the Company’s Common Shares are listed for trading on the TSXV and its Common Shares and certain Warrants are listed for trading on the Nasdaq, there can be no assurance that a liquid market for our securities will develop, which may have an adverse effect on the market price of the Company’s securities.

We are highly dependent on our key personnel.

Although the Company is expected to have experienced senior management and personnel, the Company will be substantially dependent upon the services of a few key personnel, particularly Dr. William V. Williams and other professionals for the successful operation of its business. Phase I of the Company’s research and development is planned to be completed by qualified professionals and is expected to concentrate on treatment of advanced breast cancer. The loss of the services of any of these personnel could have a material adverse effect on the business of the Company. The Company may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, and healthcare companies, universities and non-profit research institutions. If we lose any of these persons, or are unable to attract and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

BriaCell in the future may, acquire businesses, products or technologies that it believes complement or expand its existing business.

Acquisitions of this type involve a number of risks, including the possibility that the operations of the acquired business will not be profitable or that the attention of the Company’s management will be diverted from the day-to-day operation of its business. An unsuccessful acquisition could reduce the Company’s margins or otherwise harm its financial condition.

If the Company experiences a data security breach and confidential information is disclosed, the Company may be subject to penalties and experience negative publicity.

The Company and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Company to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Company may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Company is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Company’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm indicated in its report on our financial statements for the year ended July 31, 2021, that conditions exist that raise substantial doubt about our ability to continue as a going concern. A going concern paragraph included in our independent registered public accounting firm’s report on our consolidated financial statements could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control including the availability and terms of future funding. If we are unable to achieve our goals and raise the necessary funds to finance our operations, our business would be jeopardized, and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

We may not succeed in completing the development of our products, commercializing our products or generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our product candidates. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our products, obtain market approval and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we face a number of challenges with respect to our future commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our product, including two stages of clinical development that are necessary in order to commercialize our products;

●	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to maintain our CE mark due to the regulatory changes;

●	we may never receive FDA or Health Canada approval for our intended development plans;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our product candidates;

●	technological breakthroughs in cancer detection, treatment and prevention may reduce the demand for our product candidates;

●	changes in the market for cancer treatment, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our product candidates;

●	uncertainty as to market demand may result in inefficient pricing of our product candidates;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory approvals for our products candidates in our target markets or may face adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; and

●	we are dependent upon the results of ongoing clinical studies relating to our product candidates and the products of our competitors. We may fail in obtaining positive results.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our product candidates could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and the commercialization of our drug candidates may be affected.

As our drug candidates enter clinical trials, we will face an inherent risk of product liability suits and will face an even greater risk if we obtain approval to commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drugs;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize any drug candidate; and

●	a decline in the price of our Common Shares.

We shall seek to obtain the appropriate insurance once our candidates are ready for clinical trial. However, our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. We currently do not have in place product liability insurance and although we plan to have in place such insurance as and when the products are ready for commercialization, as well as insurance covering clinical trials, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Additionally, we may be sued if the products that we commercialize, market or sell cause or are perceived to cause injury or are found to be otherwise unsuitable, and may result in:

●	decreased demand for those products;

●	damage to our reputation;

●	costs incurred related to product recalls;

●	limiting our opportunities to enter into future commercial partnership; and

●	a decline in the price of our common shares.

We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business plan.

The development of our product candidates could be disrupted and materially adversely affected by the outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. We have enrolled, and will seek to enroll, subject to funding constraints, cancer patients in our clinical trials. In the event that clinical trial sites are slowed down or closed to enrollment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. We may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak. We are continuing to assess our business plans and the impact COVID-19 is having on our clinical trial timelines and our ability to recruit candidates for clinical trials, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. We currently believe that the execution of our clinical trials and research programs are delayed by at least one quarter due to COVID-19.

Risks Related to Our Intellectual Property

We may not successfully develop, maintain and protect our proprietary products and technologies.

BriaCell’s success depends to a significant degree upon its ability to develop, maintain and protect proprietary products and technologies. BriaCell files patent applications in the United States and other countries as part of its global strategy to protect its intellectual property and maintains certain US and Non-US patents in its intellectual property portfolio. However, patents provide only limited protection of BriaCell’s intellectual property. The assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and can be expensive. BriaCell cannot provide assurances that patents will be granted with respect to any of its pending patent applications, or that the scope of any of its granted patents, or any patents granted in the future, will be sufficiently broad to offer meaningful protection, or that it will develop and file patent applications on additional proprietary technologies that are patentable, or, if patentable, that any patents will be granted from such patent applications. BriaCell’s current or future patents could be successfully challenged, invalidated or circumvented. This could result in BriaCell’s patent rights failing to create an effective competitive barrier. Losing a significant patent or failing to get a patent to issue from a pending patent application that BriaCell considers significant could have a material adverse effect on BriaCell’s business. The laws governing the scope of patent coverage in various countries continue to evolve. The laws of some foreign countries may not protect BriaCell’s intellectual property rights to the same extent as the laws of the United States. BriaCell has applied for patent protection only in selected countries. Therefore, third parties may be able to replicate BriaCell technologies covered by BriaCell’s patent portfolio in countries in which it does not have patent protection.

BriaCell’s future success and competitive position depends in part upon its ability to maintain its intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications.

We are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our product candidates.

There is a substantial amount of litigation over patent and other intellectual property rights in the biotechnology industry. Whether or not a product infringes a patent involves complex legal and factual considerations, the determination of which is often uncertain. Our management is presently unaware of any other parties’ patents and proprietary rights which our products under development would infringe. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and, because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe or be alleged to infringe. In addition, our competitors or other parties may assert that our product candidates and the methods employed may be covered by patents held by them. If any of our products infringes a valid patent, we could be prevented from manufacturing or selling such product unless we are able to obtain a license or able to redesign the product in such a manner as to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid infringement, nor does a later redesign protect BriaCell from prior infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert our management’s attention from operating our business.

The steps we have taken to protect our Intellectual Property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

BriaCell’s ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who it believes to be infringing its rights. In addition, enforcement of BriaCell’s patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. In addition to filing patent applications, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, in our agreements with our employees, consultants, and service providers, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

●	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

●	we may have inadequate remedies for any breach;

●	proprietary information could be disclosed to our competitors; or

●	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically, with respect to non-compete agreements, both state law and precedent varies greatly from state to state and we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. If our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents, confidentiality and trade secrets to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the biotechnology/pharmaceutical industry can be uncertain. In order to protect or enforce our patent rights, we may initiate patent and related litigation against third parties, such as infringement suits or requests for injunctive relief. BriaCell’s ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who it believes to be infringing its rights. In addition, enforcement of BriaCell’s patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, or adversely affect its ability to distribute any products that are subject to such litigation. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to damages resulting from claims that we or our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and contractors were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that we or any employee or contractor has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of his or her former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain therapeutic candidates, which could severely harm our business, financial condition and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once a new drug application is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications in the United States. In support of an abbreviated new drug applications, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve abbreviated new drug applications for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The United States Federal Food, Drug, and Cosmetic Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity (“NCE”). Specifically, in cases where such exclusivity has been granted, abbreviated new drug applications may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug.

While we believe that our products contain active ingredients that would be treated as NCEs by the FDA and, therefore, if approved, should be afforded five years of data exclusivity, the FDA may disagree with that conclusion and may approve generic products after a period that is less than five years. If the FDA were to award NCE exclusivity to someone other than us, we believe that we would still be awarded three year “Other” exclusivity protection from generic competition, which is awarded when an application or supplement contains reports of new clinical investigations (not bioavailability studies) conducted or sponsored by an applicant and essential for approval. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product. If we do not maintain patent protection and data exclusivity for our product candidates, our business may be materially harmed.

Competition that our products may face from generic versions of our products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Risks Related to Regulations

Changes in legislation and regulations may affect our revenue and profitability.

Existing and proposed changes in the laws and regulations affecting public companies may cause the Company to incur increased costs as the Company evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available.

The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board, or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Company’s general and administrative costs to increase beyond what the Company currently has planned. Although the Company evaluates and monitors developments with respect to new rules and laws, the Company cannot predict or estimate the amount of the additional costs the Company may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Company compliant with such new rules and laws.

If we or our licensees are unable to obtain U.S., Canadian and/or foreign regulatory approval for our product candidates, we will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold an approved product. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for our product candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or throughout licensing arrangements, we face the risk that:

●	a product candidate may not prove safe or efficacious;

●	the results with respect to any product candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA, Health Canada or other regulatory authorities; and

●	the results will justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate.

Any delay in obtaining, or the failure to obtain, required regulatory approvals will materially and adversely affect our ability to generate future revenues from a particular product candidate. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the product. We and our licensees, as applicable, also are, and will be, subject to numerous foreign regulatory requirements that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval process that we describe above, as well as risks attributable to the satisfaction of foreign requirements. Approval by the FDA does not ensure approval by regulatory authorities outside the United States. Foreign jurisdictions may have different approval processes than those required by the FDA and may impose additional testing requirements for our therapeutic candidates.

If the third parties on which we rely to conduct our clinical trials and clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for, or commercialize, our product candidates.

We do not have the ability to independently conduct our clinical trials for our product candidates and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance for, or successfully commercialize, our product candidates on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Modifications to our product candidates, or to any other product candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our licensees, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our product candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product that we may develop in the future, may require new regulatory clearance, or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA requires pharmaceutical products manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable regulations and guidelines that a modification may be implemented without pre-clearance by the FDA; however, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. If the FDA requires new clearances or approvals of any pharmaceutical product or medical device for which we or our licensees receive marketing approval, if any, we or our licensees may be required to recall such product and to stop marketing the product as modified, which could require us or our licensees to redesign the product and will have a material adverse effect on our business, financial condition and results of operations. In these circumstances, we may be subject to significant enforcement actions.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that any regulatory authority whose approval we will require in order to market and sell our products in any territory will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our regulatory submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

●	delays in securing clinical investigators or trial sites for the clinical trials;

●	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

●	slower than anticipated patient recruitment and enrollment;

●	negative or inconclusive results from clinical trials;

●	unforeseen safety issues;

●	uncertain dosing issues;

●	an inability to monitor patients adequately during or after treatment; and

●	problems with investigator or patient compliance with the trial protocols.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for our therapeutic candidates, we do not know whether any phase 3 or other clinical trials we or our licensees may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our therapeutic candidates. If later-stage clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

The pharmaceutical business is subject to increasing government price controls and other restrictions on pricing, reimbursement and access to drugs, which could adversely affect our future revenues and profitability.

To the extent our products are developed, commercialized, and successfully introduced to market, they may not be considered cost-effective and third-party or government reimbursement might not be available or sufficient. Globally, governmental and other third-party payors are becoming increasingly aggressive in attempting to contain health care costs by strictly controlling, directly or indirectly, pricing and reimbursement and, in some cases, limiting or denying coverage altogether on the basis of a variety of justifications, and we expect pressures on pricing and reimbursement from both governments and private payors inside and outside the U.S. to continue.

In the U.S., we are subject to substantial pricing, reimbursement, and access pressures from state Medicaid programs, private insurance programs and pharmacy benefit managers, and implementation of U.S. health care reform legislation is increasing these pricing pressures. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “Affordable Care Act”), instituted comprehensive health care reform, and includes provisions that, among other things, reduce and/or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions), and impose new and/or increased taxes. The future of the Affordable Care Act and its constituent parts are uncertain at this time.

In almost all markets, pricing and choice of prescription pharmaceuticals are subject to governmental control. Therefore, the price of our products and their reimbursement in Europe and in other countries is and will be determined by national regulatory authorities. Reimbursement decisions from one or more of the European markets may impact reimbursement decisions in other European markets. A variety of factors are considered in making reimbursement decisions, including whether there is sufficient evidence to show that treatment with the product is more effective than current treatments, that the product represents good value for money for the health service it provides, and that treatment with the product works at least as well as currently available treatments.

The continuing efforts of government and insurance companies, health maintenance organizations, and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability or those of our potential customers, suppliers, and collaborative partners, as well as the availability of capital.

United States federal and state privacy laws, and equivalent laws of other nations, may increase our costs of operation and expose us to civil and criminal sanctions.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, (collectively, “HIPAA”), and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we will be a covered entity under HIPAA, we believe many of our customers will be covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which will obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

In addition, under The Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), which was signed into law as part of the U.S. stimulus package in February 2009, certain of HIPAA’s privacy and security requirements are now also directly applicable to “business associates” of covered entities and subject them to direct governmental enforcement for failure to comply with these requirements. We may be deemed as a “business associate” of some of our customers. As a result, we may be subject as a “business associate” to civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH created a new requirement obligating “business associates” to report any breach of unsecured, individually identifiable health information to their covered entity customers and imposes penalties for failing to do so.

In addition to HIPAA, most U.S. states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many U.S. states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These U.S. state laws, which may be even more stringent than the HIPAA requirements, are not preempted by the federal requirements, and we are therefore required to comply with them to the extent they are applicable to our operations.

These and other possible changes to HIPAA or other U.S. federal or state laws or regulations, or comparable laws and regulations in countries where we conduct business, could affect our business and the costs of compliance could be significant. Failure by us to comply with any of the standards regarding patient privacy, identity theft prevention and detection, and data security may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may damage our reputation and adversely affect our ability to retain customers and attract new customers.

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the provisions of Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, commonly known as the Data Protection Directive. The Directive imposes a number of requirements including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the Data Protection Directive.

If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and foreign country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third country programs, which would have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, directly or indirectly, in cash or in kind, to induce or reward the referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable, in whole or in part, by Medicare, Medicaid or any other federal healthcare program. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exemption or safe harbor may be subject to scrutiny. The federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states have adopted laws similar to the federal Anti-Kickback Statute, and some of these laws are even broader than the federal Anti-Kickback Statute in that their prohibitions may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the source of payment. Violations of the federal Anti-Kickback Statute may result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

All of our future financial relationships with U.S. healthcare providers, purchasers, formulary managers, and others who provide products or services to federal healthcare program beneficiaries will potentially be governed by the federal Anti-Kickback Statute and similar state laws. We believe our operations will be in compliance with the federal Anti-Kickback Statute and similar state laws. However, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the federal Anti-Kickback Statute or similar state laws, the consequences of such violations would likely have a material adverse effect on our business, results of operations and financial condition.

There are other federal and state laws that may affect our ability to operate, including the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. Moreover, we may be subject to other federal false claim laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs. Moreover, there are analogous state laws. Violations of these laws can result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

Moreover, the provisions of the Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more aggressive and frequent investigations and enforcement by both the SEC and the Department of Justice. A determination that our operations or activities violated U.S. or foreign laws or regulations could result in imposition of substantial fines, interruption of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. In addition, lawsuits brought by private litigants may also follow as a consequence.

In both domestic and foreign markets, the development, formulation, manufacturing, packaging, labeling, handling, distribution, import, export, licensing, sale and storage of pharmaceuticals and medical devices are affected by a body of laws, governmental regulations, administrative determinations, including those by Health Canada and the FDA, court decisions and similar constraints.

Such laws, regulations and other constraints can exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that the Company and the Company’s partners are in compliance with all of these laws, regulations and other constraints. The Company and its partners may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the business. The failure of the Company or its partners to comply with current or future regulatory requirements could lead to the imposition of significant penalties or claims and may have a material adverse effect on the business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements might result in significant compliance costs or lead the Company and its partners to discontinue product development and could have an adverse effect on the business.

BriaCell’s international operations expose it and its representatives, agents and distributors to risks inherent to operating in foreign jurisdictions that could materially adversely affect its operations and financial position.

These risks include:

●	country specific taxation policies;

●	imposition of additional foreign governmental controls or regulations;

●	export license requirements;

●	changes in tariffs and other trade restrictions; and

●	complexity of collecting receivables in a foreign jurisdiction.

Moreover, applicable agreements relating to business in foreign jurisdictions are governed by foreign laws and are subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the parties are located or another jurisdiction agreed upon by the parties. The Company cannot accurately predict whether such jurisdictions will provide an effective and efficient means of resolving disputes that may arise in the future. Even if it obtains a satisfactory decision through arbitration or a court proceeding, the Company could have difficulty in enforcing any award or judgment on a timely basis or at all.

Risks Related to Our Securities

An active trading market for our securities may not develop and our securityholders may not be able to resell their common shares or warrants.

Our Common Shares are listed on the TSXV, under the symbol “BCT” and, as of February 24, 2021, our Common Shares and certain Warrants are listed on the Nasdaq under the symbols “BCTX” and “BCTXW”, respectively, and on the Frankfurt Stock Exchange under the symbol “8BTA”. An active trading market for our Common Shares has developed on the TSXV; however, an active trading market for our Common Shares or Warrants may never develop or be sustained on the Nasdaq. We cannot predict the extent to which an active market for our Common Shares or Warrants will develop or be sustained after the listing of such securities on Nasdaq. If an active trading market for our Common Shares or Warrants does not develop after the Public Offering, the market price and liquidity of our Common Shares or Warrants may be materially and adversely affected.

If we are not able to comply with the applicable continued listing requirements or standards of the TSX Venture Exchange or Nasdaq, TSX Venture Exchange or Nasdaq could delist our common shares

In order to maintain the listing of our common shares on the TSX Venture Exchange and the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

A Warrant does not entitle the holder to any rights as common stockholders until the holder exercises the Warrant for one Common Share

Until holders of Warrants acquire Common Shares upon exercise thereof, such holders will have no rights with respect to the Common Shares underlying the Warrants. Upon exercise of the Warrants, the holders will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Future issuance of our Common Shares could dilute the interests of existing shareholders.

We may issue additional Common Shares in the future. The issuance of a substantial number of common shares could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of common shares in the public market, in the initial issuance, in a situation in which we acquire a company and the acquired company receives common shares as consideration and the acquired company subsequently sells its common shares, or by investors who acquired such common shares in a private placement, could have an adverse effect on the market price of our common shares.

We have a significant number of options and warrants outstanding, and while these options and warrants are outstanding, it may be more difficult to raise additional equity capital.

As of October 28, 2021, we had outstanding options and Warrants to purchase 10,589,277 Common Shares, respectively. The holders of these options and Warrants are given the opportunity to profit from a rise in the market price of our Common Shares. We may find it more difficult to raise additional equity capital while these options and Warrants are outstanding. At any time during which these Warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Additionally, the exercise of these options and Warrants will cause the increase of our outstanding Common Shares, which could have the effect of substantially diluting the interests of our current shareholders.

Sales of a substantial number of shares of our Common Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Common Shares in the public market, or the perception that these sales might occur, could depress the market price of our Common Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Common Shares. As of October 28, 2021 we have 9,814,611 shares issuable upon exercise of outstanding warrants. All of the shares owned by our directors and officers are subject to lock-up agreements with the underwriters of the Public Offering that restrict such shareholders’ ability to transfer our common shares for at least 6 months from the date of the Public Offering. All of our outstanding shares held by our directors and officers will become eligible for unrestricted sale upon expiration of the lockup period. In addition, shares issued or issuable upon exercise of options and Warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our Common Shares. We intend to register the offering, issuance, and sale of all Common Shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

We are an Emerging Growth Company, which may reduce the amount of information available to investors

The Jumpstart Our Business Start-ups Act, (the “JOBS Act”), and our status as a foreign private issuer will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Common shares.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year of the fifth anniversary of the consummation of the February 2021 Offering, (b) in which we have total annual gross revenue of at least US$ 1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$ 1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Common Shares or Warrants less attractive because we may rely on these exemptions. If some investors find our Common Shares or Warrants less attractive as a result, there may be a less active trading market for our Common Shares or Warrants, and our Common Share or Warrant price may be more volatile and may decline.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. publicly reporting companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We have never paid cash dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common shares will likely depend on whether the price of our Common shares increases, which may not occur.

We have not paid cash dividends on any capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our Common shares if the price of our Common shares increases beyond the price in which you originally acquired the Common shares.

In the event a market develops for our common shares or Warrants, the market price of our common shares or Warrants may be volatile

In the event a market develops for our common shares or warrants, the market price of our common shares or warrants may be highly volatile. Some of the factors that may materially affect the market price of our common shares or warrants are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our common shares or warrants. These factors may materially adversely affect the market price of our common shares or warrants, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common shares.

Our executive officers, directors and principal shareholders maintain the ability to exert significant control over matters submitted to our shareholders for approval.

Our executive officers, directors and principal shareholders who owned more than 5% of our outstanding common shares will, in the aggregate, beneficially own shares representing approximately 16.56% of our share capital. As a result, if these shareholders were to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire or result in management of our company that our public shareholders disagree with.

If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Asset value is based on which the fair market value of each asset, including goodwill and going concern value (which may be determined by reference to the market value of our common shares, which may be volatile). Our status will also depend, in part, on when and how we utilize the cash proceeds from the Public Offering in our business. Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we believe that we will be classified as a PFIC for the taxable year ending July 31, 2021 and possibly for succeeding years. However, even if we are classified as a PFIC for the year ending July 31, 2021, under an exception to the PFIC classification rules, we may be able to avoid such classification altogether if we can meet certain conditions set forth in the exception. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance as to our status as a PFIC in any taxable year.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund election. If we are classified as a PFIC then we expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a qualified electing fund election but there is no assurance that we will do so.

If estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy liquidity requirements, the Company may arrange additional financings

BriaCell expects that its current cash and cash equivalent reserves will be sufficient to meet its anticipated needs for working capital and capital expenditures for the near future. In the future, the Company may also arrange financings to give it the financial flexibility to pursue attractive acquisition or investment opportunities that may arise. The Company may pursue additional financing through various means, including equity investments, issuances of debt, joint venture projects, licensing arrangements or through other means. The Company cannot be certain that it will be able to obtain additional financing on commercially reasonable terms or at all. The Company’s ability to obtain additional financing may be impaired by such factors as the status of capital markets, both generally and specifically in the pharmaceutical and medical device industries, and by the fact that it is a new enterprise without a proven operating history. If the amount of capital raised from additional financing activities, together with revenues from operations (if any), is not sufficient to satisfy the Company’s capital needs, it may not be able to develop or advance its products, execute its business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer or partner requirements. If any of these events occur, the Company’s business, financial condition, and results of operations could be adversely affected. Any future equity financings undertaken are likely to be dilutive to existing shareholders. Finally, the terms of securities issued in future capital transactions may include preferences that are more favourable to new investors.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, the market value of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common shares and warrants and our trading volume to decline.

Certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Canadian legislation could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in West Vancouver. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

DESCRIPTION OF SECURITIES

The following description of securities is a summary and does not purport to be complete.

BriaCell Common Shares

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As of the date of this AIF, 15,370,412 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of and to vote at every meeting of BriaCell shareholders. Each Common Share entitles the holder thereof to one vote per Common Share at all meetings of shareholders. In the event of liquidation, dissolution, or winding-up of the Company or upon any distribution of the assets of the Company among BriaCell shareholders (other than by way of dividend), the BriaCell common shareholders are entitled to share equally in any such distribution.

The holders of Common Shares are entitled to receive dividends, as may be declared from time to time and in the sole discretion of the Board. Dividends shall be paid according to the number of Common Shares owned. Dividends may take the form of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways. Shareholders are not entitled to notice of any dividend. We have never paid cash dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future.

Stock Option Plan

The Company’s stock option plan (the “Plan”) was previously approved by the shareholders at the Company’s annual and special meeting on November 25, 2014. Pursuant to the Plan, the Company is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding Common Shares of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board. The exercise price of each option granted may not be less than the fair market value of the Common Shares at the time of grant.

Pursuant to the policies of the TSXV, the Company is required to obtain shareholder approval of the Plan each year because the Plan is a rolling maximum option plan whereby the maximum number of Common Shares that may be reserved for issuance and which can be purchased upon the exercise of all options granted under the Plan is fixed at 10% of the outstanding Common Shares from time to time.

A copy of the Stock Option Plan is included as Schedule “I” to the Management Information Circular dated April 16, 2021, filed and available on SEDAR at www.sedar.com.

As of the date of this AIF, the Company had 774,666 outstanding Options at exercise prices ranging from $4.24 to $48.39. Of those Options, 774,666 have vested.

Warrants and Other Convertible Securities

As at the date of this AIF, the following convertible securities are outstanding:

Warrants

Number of Warrants	Exercise Price	Exercisable At July 31, 2021	Expiry Date
17,718	$29.03	17,718	November 2021 to June 2022
51,698	$4.41	51,698	November 27, 2016
3,337,270	$5.31	3,337,270	February 5, 2017
882,352	$5.31	882,352	April 26, 2021
5,170,343	$6.19	5,170,343	April 29, 2018
9,459,381		9,459,381

Compensation Warrants

Number of Warrants	Exercise Price	Exercisable At July 31, 2021	Expiry Date
4,890	$4.41	4,890	November 16, 2025
79,812	$5.31	79,812	April 21, 2026
12,012	$5.31	12,012	April 21, 2026
258,517	$6.19	258,517	June 7, 2026
355,230		355,230

DIVIDENDS

There are no restrictions in the constating documents of the Company, and it is not currently expected that there will exist such restriction elsewhere, which could prevent the Company from paying dividends. However, the Company has not paid any dividends to date on the Common Shares.

As of the date of this AIF, the Company does not intend to declare dividends on the Common Shares in the near future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. No assurances in relation to the payment of dividends can be given.

MARKET FOR SECURITIES

The Common Shares of the Company are listed on the TSXV under the symbol “BCT”, as of February 24, 2021, our Common Shares and certain Warrants are listed on the Nasdaq under the symbols “BCTX” and “BCTXW”, respectively, and on the Frankfurt Stock Exchange under the symbol “8BTA”.

The following table sets out the high and low trading prices and aggregate volumes of trading of Common Shares on a monthly basis for each month on the TSXV for the twelve month period prior to the date hereof.

Month	High (CAD$)	Low (CAD$)	Close (CAD$)	Volume Traded
June, 2020	9.99	6.10	6.10	11,599
July, 2020	10.98	5.40	9.55	40,266
August, 2020	9.70	7.20	7.20	6,363
September, 2020	7.05	5.60	5.77	8,882
October, 2020	5.72	4.80	5.42	9,133
November, 2020	5.52	4.79	4.79	8,214
December, 2020	6.25	4.40	5.98	29,206
January, 2021	7.99	5.48	5.49	42,665
February, 2021	8.35	4.25	4.26	205,647
March, 2021	5.25	3.70	4.85	219,309
April, 2021	6.72	3.56	4.51	285,030
May, 2021	4.89	3.50	4.01	92,547
June, 2021	10.76	3.77	6.64	816,900
July, 2021	8.50	5.38	6.42	238,300
August, 2021	9.10	5.58	8.51	246,200
September, 2021	12.03	8.20	10.31	264,100

PRIOR SALES

As of the date of this AIF, there were 15,370,412 Common Shares issued and outstanding. The table below sets out the dates and prices at which securities of BriaCell have been sold in the twelve months prior to the date hereof, and the number of securities of the class sold at each price:

Date	Type of Security	Number of Securities	Issue Price Per Security	Aggregate Issue Price	Consideration Received
September 27 – October	Exercise of Warrants into Common Shares	100,829	Cashless	Cashless	n/a
June 14, 2021	Exercise of Warrants into Common Shares	17,490	US$5.42	$94,796	Yes
June 9-21, 2021	Exercise of Warrants into Common Shares	2,545,083	$5.3125	$13,520,753	Yes
June 7, 2021	Common Shares and Warrants(1)	4,370,343	$5.26	$22,988,004	Yes
June 7, 2021	Pre-funded Warrants and Warrants(2)	800,000	$5.25	$4,200,000	Yes
April 12, 2021	Over-Allotment	882,352	$4.25	$3,749,996	Yes
February 26, 2021	Public Offering Units(3)	4,852,353	$4.25	$20,622,500	Yes
February 26, 2021	Pre-Funded Warrants(4)	1,030,000	$4.24	$4,367,200	Yes
November 17, 2020	Debentures Units(5)	375	$806	$305,250	Yes
August 17, 2020	Common Shares(6)	50,000	$6.59	$329,500	Yes

Notes:

(1)	For general description of the issuance of common shares and warrants, please see “General Development of the Business – U.S. Private Offering”.
(2)	For general description of the issuance of pre-funded warrants and warrants, please see “General Development of the Business – U.S. Private Offering”.
(3)	For general description of the Public Offering Units, please see “General Development of the Business – Public Offering and Nasdaq Listing”.
(4)	For general description of the Pre-Funded Warrants, please see “General Development of the Business – Public Offering and Nasdaq Listing “.
(5)	For general description of the debenture Units, please see “General Development of the Business – Issuance of a Convertible Debenture”.
(6)	For general description of the common share issuance, please see “General Development of the Business – Shares Issued as Compensation for Legal Services”.

ESCROWED SECURITIES

Summary of Escrowed Securities

To the knowledge of management as of the date hereof, there are no Common Shares held in escrow or otherwise subject to escrow restrictions.

DIRECTORS OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

The following table sets out the names of the directors and officers of BriaCell, the municipality and province of residence, their position with, their principal occupation during the past five years, and the number and percentage of Common Shares which are beneficially owned, directly or indirectly, or over which control or direction is to be exercised, by each of the Company’s directors and officers:

Name, Municipality of Residence and Position with the Company	Position and Period with BriaCell	Principal Occupation During Last 5 Years(1)	Number and Percentage of Common Shares Owned or Controlled(2)

Mr. Jamieson Bondarenko Toronto, Ontario, Canada Director and Chairman of the Board	Chairman of the Board and Director of BriaCell from February 4, 2019 to Present	Principal, Managing Director, Equity Capital Markets at Eight Capital. Managing Director of Equity Capital Markets and Director, Equity Capital Markets at Dundee Capital Markets.	376,523 (2.45%)

Dr. William V. Williams Havertown, Pennsylvania, USA Director, President and CEO	President, CEO, and Director of BriaCell from November 11, 2016 to Present	Vice President of Exploratory Development, Incyte Corporation	349,636 (2.27%)

Dr. Charles Wiseman Los Angeles, California, USA Director	Director of BriaCell from November 25, 2014 to May 31, 2021	Oncologist & Principal Shareholder of Wiseman Research Initiatives; and Medical Doctor, Research Director and Clinical Professor, University of Southern California School of Medicine.	119,603 (0.78%)

Dr. Rebecca Taub(3) (5) (6) Villanova, Pennsylvania, USA Director	Director of BriaCell from March 7, 2018 to Present	Founder, Director, Chief Executive Officer; Founder, Director, Chief Medical Officer, Executive Vice President, and Research & Development at Madrigal Pharmaceuticals.	10,000 (0.07%)

Mr. Vaughn C. Embro-Pantalony(3) (4) (5) Toronto, Ontario, Canada Director	Director of BriaCell from March 14, 2018 to Present	Chairman of the Board, Soricimed Biopharma Inc.; Director, Audit Committee Member and Chief Executive Officer of Microbix Biosystems Inc.	34,524 (0.22%)

Martin Schmieg(3) Marblehead, MA, USA Director	Director of BriaCell from November 20, 2020 to Present	Co-Founder and CEO of ClearIt, LLC.	25,000 (0.16%)

Name, Municipality of Residence and Position with the Company	Position and Period with BriaCell	Principal Occupation During Last 5 Years(1)	Number and Percentage of Common Shares Owned or Controlled(2)

Gadi Levin Israel CFO and Secretary	CFO and Secretary of BriaCell from February 1, 2016 to present	Chief Financial Officer and Director of Vaxil Bio Ltd.; Finance Director of Eco (Atlantic) Oil & Gas Ltd.	77,810 (0.51%)

Marc Lustig West Vancouver, British Columbia Director	Director from September 1 2021 to present	Entrepreneur	1,530,000 (9.95%)

2,523,096 (16.42%)

Notes:

(1)	The information as to principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director or officer.
(2)	The information as to the number of securities beneficially owned or over which control or direction is exercised has been obtained by the Company from publicly disclosed information and/or has been furnished by the respective director or officer.
(3)	Members of the Audit Committee.
(4)	Members of the Compensation Committee.
(5)	Members of the Corporate Governance Committee.
(6)	Members of the Nomination Committee.
(7)	The percentage of voting rights calculations stated above is based on 15,370,412 Common Shares outstanding as at October 28, 2021.

The directors listed above shall hold office for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are duly elected or appointed pursuant to the BCBCA. Each director devotes the amount of time as is required to fulfill his or her obligations to the Company. The Company’s officers are appointed by, and serve at the discretion of, the Board.

Management

The following is a brief description of the directors and officers of the Company:

William V. Williams, MD, President, Chief Executive Officer and Director, is a seasoned biopharmaceutical executive with over 35 years of industry and academic expertise, including significant clinical management in multinational pharmaceutical companies. Dr. Williams has served as President, Chief Executive Officer and Director of the Company since November 1, 2016. Dr. Williams served as Vice President of Exploratory Development at Incyte Corporation from March 2005 through November 2016. There he facilitated entry of over 20 compounds into the clinic, including ruxolitinib (Jakafi), baricitinib (Olumiant), and epacadostat. Dr. Williams held several positions at GlaxoSmithKline Pharmaceuticals, including Head of Experimental Medicine and Vice President of Clinical Pharmacology from December 2000 through March 2002, Director and Head of Clinical Pharmacology, Oncology, Musculoskeletal and Inflammation from March 2002 through December 2004 and Director and Head of Clinical Pharmacology, Musculoskeletal, Inflammation, Gastrointestinal and Urology from December 2004 through March 2005. He has also served as Assistant Professor of Medicine and the Director of Rheumatology Research at the University of Pennsylvania from July 1991 through January 1998. Dr. Williams earned is BSc in Chemistry and Biotechnology from Massachusetts Institute of Technology and Medical Doctorate from Tufts University School of Medicine.

Gadi Levin, CA, MBA, Chief Financial Officer and Secretary, was appointed Chief Financial Officer and Secretary of the Company on February 1, 2016. Mr. Levin has also served as Chief Financial Officer and Director of Vaxil Bio Ltd since March 1, 2016 Mr. Levin has also serves as the Finance Director of Eco (Atlantic) Oil & Gas Ltd. since December 1, 2016. Mr. Levin has over 15 years of experience working with public US, Canadian and multi-jurisdictional public companies. Previously, Mr. Levin served as Chief Financial Officer of DarioHeath Corp from November 2013 through January 2015. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Jamieson Bondarenko, CFA, CMT, Chairman of the Board, was appointed as a Director of the Company on February 12, 2019 and elected as Chairman on April 24, 2019. Mr. Bondarenko provides strategic capital markets & corporate development advice to early-stage life sciences companies through his merchant capital company, JGRNT Capital Corp., a company he founded in November 2016. From December 2016 through October 2017, He served as Principal and Managing Director of the Equity Capital Markets group of Eight Capital. He also held several positions in the Capital Markets division of Dundee Securities Ltd., including Managing Director from July 2016 through December 2016, Director from October 2015 through July 2016, Vice President from December 2012 through October 2015 and Associate from February 2010 through December 2012.

Vaughn C. Embro-Pantalony, MBA, FCPA, FCMA, CDIR, ACC, Director, has been a Director of the Company since his appointment on March 18, 2019. In February 2018, he joined the Board of Directors of Soricimed Biopharma Inc., a private clinical-stage biopharma company developing targeted cancer therapies, and in August 2018 he was appointed Chairman of the Board of Soricimed and he continues to serve in this capacity. He is also a Director of Microbix Biosystems Inc., a public company and leading manufacturer of viral and bacterial antigens and reagents for the global diagnostics industry. He originally joined the Microbix Board in February 2007, and he also served as its President and Chief Executive Officer from November 2012 to July 2017. He is President of Stratpath Management Inc., consulting on strategy and governance to the life sciences sector. He has held other executive positions in life sciences with responsibility for finance, business development, strategic planning and information technology including Vice President, Finance, and Chief Financial Officer of Novopharm Limited from May 2003 through April 2006; Vice President, Information Technology, and Chief Information Officer of Bayer Inc. from July 1999 through April 2003; Vice President, Finance and Administration of Bayer Healthcare from October 1996 through June 1999; and Director, Finance and Administration and Chief Financial Officer of Zeneca Pharma Inc. from March 1995 through August 1996. He received his bachelor’s degree from Wilfrid Laurier University and his master of business administration degree from University of Windsor. He is a Fellow Chartered Professional Accountant and a Chartered Director (C. Dir.) and is Audit Committee Certified (A.C.C.) through the Directors College, McMaster University. We believe that Mr. Embro-Pantalony is qualified to serve as a member of our Board due to his extensive experience as a pharmaceutical and life sciences executive.

Rebecca Taub, MD, Director, has been a Director of the Company since her appointment on March 18, 2019. Dr. Taub currently serves as the President of Research and Development for Madrigal Pharmaceuticals, a clinical-stage biopharmaceutical company. She previously served as Vice President of Research and Development from July 2016 through her recent promotion to President of Research and Development on June 27, 2019. She has also served as Madrigal’s Chief Medical Officer since July 2016. Dr. Taub served as the CEO and a Director of Madrigal from September 2011 through Madrigal’s merger with Synta Pharmaceuticals Corp. in July 2016. Prior to joining Madrigal, Dr. Taub served as Senior Vice President, Research and Development of VIA Pharmaceuticals from 2008 to 2011 and as Vice President, Research, Metabolic Diseases at Hoffmann-LaRoche from 2004 to 2008. In those positions, Dr. Taub oversaw clinical development and drug discovery programs in cardiovascular and metabolic diseases including the conduct of a series of Phase I and II proof of conduct clinical trials. Dr. Taub led drug discovery including target identification, lead optimization and advancement of preclinical candidates into clinical development. From 2000 through 2003, Dr. Taub worked at Bristol-Myers Squibb Co. and DuPont Pharmaceutical Company, in a variety of positions, including Executive Director of CNS and metabolic diseases research. Before becoming a pharmaceutical executive, Dr. Taub was a tenured Professor of Genetics and Medicine at the University of Pennsylvania, and remains an adjunct professor. Dr. Taub is the author of more than 120 research articles. Before joining the faculty of the University of Pennsylvania, Dr. Taub served as an Assistant Professor at the Joslin Diabetes Center of Harvard Medical School, Harvard University and an associate investigator with the Howard Hughes Medical Institute. Dr. Taub received her M.D. from Yale University School of Medicine and B.A. from Yale College. We believe that Dr. Taub is qualified to serve as a member of our Board due to her extensive experience as a pharmaceutical executive heading up major development programs in non-alcoholic steatohepatitis, or NASH.

Martin Schmieg, Director, rejoined the Company’s Board on November 24, 2020. Having served as a member of BriaCell’s Board from 2016 to March 2019, Mr. Schmieg is a “C” level executive with a diversified background in the global biotech, med-tech and pharmaceutical industries with 40 years of business experience. He currently serves as Co-Founder and CEO of ClearIt, LLC, a private company based in Massachusetts. As a hands-on leader, Mr. Schmieg’s early career focused on accounting and financial management responsibilities serving as Chief Financial Officer to privately held Cytometrics, Inc., Advanced Bionics Corporation and publicly traded Sirna Therapeutics, Inc. and Isolagen, Inc.

In 2006, Mr. Schmieg assumed the position of Chief Executive Office of Freedom-2, Inc., a venture start-up in novel dermatology applications, which was reverse merged into Nuvilex, Inc., now PharmaCyte, Inc.

Since 2010, Mr. Schmieg has been providing strategic advisory services to the life sciences industry including engagements with the following companies: NeoStem, Inc. (now Caladrius Biosciences, Inc.), Beckman Coulter Genomics, Calimmune, Inc., Cryoport, Inc., Sapientia Pharmaceuticals, Inc. and Rokk3r Labs, LLC. Martin holds a BS from LaSalle University, Philadelphia, PA and is a certified public accountant.

Since leaving BriaCell’s Board in 2019, Mr. Schmieg has been employed as General Manager and CEO of ClearIt, LLC, an emerging technology company which is developing the ERASER System for aesthetic and medical skin treatments.

Marc Lustig, Director, Mr. Lustig is a highly regarded investor, entrepreneur, and corporate finance veteran with a deep understanding of the life sciences industry, including biotechnology and pharmaceuticals, as well as the legal cannabis industry. Marc holds MSc and MBA degrees from McGill University and his professional experience includes working at Merck & Co., and his capital markets career includes roles in biotech equity research, corporate finance and as Head of Capital Markets. Mr. Lustig was the founder and CEO of Origin House which was sold to Cresco Labs Inc. (CSE: CL; OTCQX: CRLBF) in 2020 where he currently serves as a director. In addition to being a director of a number of public companies, Marc founded the Lustig Family Medical Cannabis Research & Care Fund of the Cedars Cancer Foundation that provides cannabis to palliative cancer patients

Corporate Cease Trade Orders or Bankruptcies

As of the date hereof, and within the ten years before the date hereof, no director or officer of BriaCell is, or has been, a director or executive officer of any issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; and

(c)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the Company’s knowledge, no director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Conflicts of Interest

Directors and officers of the Company may also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations, but only through exercise by the directors and officers of such judgment as is consistent with their fiduciary duties to the Company which arise under the BCBCA and corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. All conflicts of interest will be resolved in accordance with the BCBCA and other applicable law. Any transactions with directors and officers will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and may be submitted to the shareholders for their approval to the extent required by the BCBCA or Exchange Policies. To the best of their knowledge, the management of the Company is not aware of the existence of any conflicts of interest between any of their directors and officers as of the date of this AIF, other than as disclosed herein.

Other Reporting Issuer Experience

The following table sets out the directors, officers and Promoters of the Company that are directors, officers or Promoters of other reporting issuers:

Name	Name of Reporting Issuer	Market	Jurisdictions where reporting	Position	From	To

Dr. Charles Wiseman	N/A	N/A	N/A	N/A	N/A	N/A
Dr. William V. Williams	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Jamieson Bondarenko	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Rebecca Taub	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Vaughn C. Embro-Pantalony	Soricimed Biopharma Inc.;	Private	N/A	Director Chairman	January 25, 2018	Present
	Microbix Biosystems Inc.	TSXV	British Columbia, Alberta, Ontario, Quebec	Director	February 6, 2007	Present
Gadi Levin	Vaxil Bio Ltd	TSXV	British Columbia,	Director	March 1, 2016	Present
	Eco (Atlantic) Oil and Gas Ltd	TSXV	British Columbia,	Director	December 1, 2016	Present
	A2Z Smart Technologies Corp.	TSXV	British Columbia,	CFO	April 2, 2020	Present

Martin Schmieg	N/A	N/A	N/A	N/A	N/A	N/A
Marc Lustig	Aequus Pharmaceuticals Inc.	TSXV	British Columbia, Alberta, Saskatchewan, Manitoba, Ontario	Director	February 15, 2021	Present

Name	Name of Reporting Issuer	Market	Jurisdictions where reporting	Position	From	To

	Meta Growth Corp.	Private	N/A	Director	August 29, 2017	February 19, 2020
	Planet 13 Holdings Inc.	Canadian Securities Exchange	British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland	Director	June 11, 2018	August 28, 2019
	22 Capital Corp.	Private	N/A	Director	January 4, 2017	Present
	PharmaCielo Ltd.	TSXV	British Columbia, Alberta, Ontario, Quebec, Nova Scotia	Director	November 20, 2020	Present
	IM Cannabis Corp.	NASDAQ, Canadian Securities Exchange	All provinces and territories of Canada	Director and Executive Chairman	October 11, 2019	Present
	CannaRoyalty Corp. dba Origin House	Private	N/A	CEO and Director	December 5, 2016	January 28, 2020
	Trichome Financial Corp.	Private	N/A	Director	October 4, 2019	March 18, 2021
	Cresco Labs Inc.	Canadian Securities Exchange	British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland	Director	June 29, 2020	Present

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

BriaCell is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that BriaCell has entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in the financial statements of the Company for the financial year ended July 31, 2021 none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three years prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for those contracts described under the heading “General Development of the Business” relating to the Public Offering, U.S. Private Offering, the Private Placement, Bondarenko Offering, October Offering, September Offering, Offerings, Non-Brokered Unit Offering, Options, Consultant Options, July Options, Warrant Incentive Program, Share Exchange Agreement, 2017 Offering, and August Options, copies of which have been filed under the Company’s profile on www.sedar.com, BriaCell has not entered into any material contracts.

INTEREST OF EXPERTS

The financial statements of the Company for the fiscal year ended July 31, 2021 have been audited by MNP LLP, the auditors of the Company located at 50 Burnhamthorpe Road West, Suite 900, Mississauga, ON, L5B 3C2, who are independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

Audit Committee

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Audit Committee, and the fees paid to the external auditor. The Board adopted an Audit Committee Charter on November 25, 2014. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached to this AIF as Schedule “A” – The Audit Committee Charter.

Composition of Audit Committee

The following are the members of the Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)

Mr. Vaughn C. Embro-Pantalony(3)	Independent	Financially Literate
Dr. Rebecca Taub	Independent	Financially Literate
Mr. Martin Schmieg	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	Chair of the Audit Committee.

Relevant Education and Experience

The education and experience of each Audit Committee member is disclosed below.

Mr. Vaughn C. Embro-Pantalony is an advisor to healthcare companies on matters of governance and strategy execution as President of Stratpath Management Inc. Previously he was President and CEO of Microbix Biosystems Inc. (TSX: MBX) an innovator of biological products and technologies. He joined the Microbix Board of Directors in 2007 and chaired their Audit Committee until 2012. He continues to serve on their Board and Audit Committee. His previous roles include VP, Finance & CFO at Teva Novopharm Limited; VP, Information Technology & CIO at Bayer Inc.; VP, Finance & Administration at Bayer Healthcare; and Director, Finance and Administration & CFO at Zeneca Pharma Inc. Mr. Embro-Pantalony is Chairman of the Board of Directors of Soricimed Biopharma Inc. a private company that develops targeted cancer therapies. He holds a Bachelor of Arts, Economics, from Wilfrid Laurier University, a Master of Business Administration from the University of Windsor and he is a Fellow, Chartered Professional Accountants of Canada.

Dr. Rebecca Taub, M.D., has served as Chief Medical Officer and Executive Vice President, Research & Development, and as a member of the Board of Directors of Madrigal Pharmaceuticals, Inc., since July 2016. Previously, Dr. Taub served as Chief Executive Officer and as a member of the Board of Directors of privately-held Madrigal Pharmaceuticals, Inc. from inception through its merger with Synta Pharmaceuticals Corp. Prior to joining Madrigal, Dr. Taub served as Senior Vice President, Research and Development of VIA Pharmaceuticals from 2008 to 2011 and as Vice President, Research, Metabolic Diseases at Hoffmann-La Roche from 2004 to 2008.

Mr. Martin Schmieg rejoined the Company’s Board on November 24, 2020. Having served as a member of BriaCell’s Board from 2016 to March 2019, Mr. Schmieg is a “C” level executive with a diversified background in the global biotech, med-tech and pharmaceutical industries with 40 years of business experience. He currently serves as Co-Founder and CEO of ClearIt, LLC, a private company based in Massachusetts. As a hands-on leader, Mr. Schmieg’s early career focused on accounting and financial management responsibilities serving as Chief Financial Officer to privately held Cytometrics, Inc., Advanced Bionics Corporation and publicly traded Sirna Therapeutics, Inc. and Isolagen, Inc. In 2006, Mr. Schmieg assumed the position of Chief Executive Office of Freedom-2, Inc., a venture start-up in novel dermatology applications, which was reverse merged into Nuvilex, Inc., now PharmaCyte, Inc. Since 2010, Mr. Schmieg has been providing strategic advisory services to the life sciences industry including engagements with the following companies: NeoStem, Inc. (now Caladrius Biosciences, Inc.), Beckman Coulter Genomics, Calimmune, Inc., Cryoport, Inc., Sapientia Pharmaceuticals, Inc. and Rokk3r Labs, LLC. Martin holds a BS from LaSalle University, Philadelphia, PA and is a certified public accountant. Since leaving BriaCell’s Board in 2019, Mr. Schmieg has been employed as General Manager and CEO of ClearIt, LLC, an emerging technology company which is developing the ERASER System for aesthetic and medical skin treatments.

Audit Committee Oversight

During the Company’s financial year ended July 31, 2021, no recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Reliance on Certain Exemptions

During the Company’s financial year ended July 31, 2021, the Company has not relied on the exemption in Section 2.4 of NI 52-110 - De Minimis Non-audit Services, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chair of the Audit Committee deems is necessary, and the Chair of the Audit Committee will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Audit Committee’s consideration and, if thought fit, approval in writing.

External Audit Service Fees

The following table sets forth the aggregate fees paid to the Company’s external auditors, MNP LLP, by the Company during the financial years ended July 31, 2021, 2020 and 2019:

	Year ended July 31, 2021	Year ended July 31, 2020		Year ended July 31, 2019
Audit Fees(1)	$54,954	$47,212		$57,794
Audit-Related Fees(2)	$74,109	$43,897		$6,715	(3)
Tax Fees(3)	$3,279	$4,138		$4,070
All Other Fees(4)	$30,656	$40,936	(5)	$5,079	(6)
Total:	$162,998	$136,183		$73,658

Notes:

(1)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit of the Company’s financial statements.

(2)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(3)	Aggregate fees billed by the auditor (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

(4)	Aggregate fees billed by the auditor (or accrued) for assurance and related services that are reasonably related to the performance of the review of the Company’s registration statement on Form F-1 (in connection with the Public Offering).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under its profile on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of BriaCell securities, and securities authorized for issuance under the Stock Option Plan can be found in BriaCell’s Management Information Circular dated April 16, 2021 and filed under BriaCell’s profile on SEDAR. Additional financial information is provided in BriaCell’s annual financial statements and Management’s Discussion and Analysis for the year ended July 31, 2021, and the Management’s Discussion and Analysis for the year ended July 31, 2021, also filed under BriaCell’s profile on SEDAR.